   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2000



                                                  SEC REGISTRATION NO. 333-68553

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 6


                                       TO


                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        ELDORADO ARTESIAN SPRINGS, INC.
                 (Name of small business issuer in its charter)

              COLORADO                               2086                              84-0907853
     (State or jurisdiction of           (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                                 P.O. BOX 445,
                        ELDORADO SPRINGS, COLORADO 80025

                                 (303) 499-1316

(Address and telephone number of principal executive offices and principal place of business)

                               DOUGLAS A. LARSON
                        ELDORADO ARTESIAN SPRINGS, INC.
                                  P.O. BOX 445
                        ELDORADO SPRINGS, COLORADO 80025
                                 (303) 499-1316
           (Name, address and telephone number of agent for service)


                                   Copies to:

              LAURIE P. GLASSCOCK, ESQ.                              PETER B. SHAEFFER, ESQ.
           CHRISMAN, BYNUM & JOHNSON, P.C.                                 SUITE 1424
                1900 FIFTEENTH STREET                               135 SOUTH LASALLE STREET
                  BOULDER, CO 80302                                     CHICAGO, IL 60603
                   (303) 546-1300                                        (312) 782-5306


    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If this Form is filed to register additional securities for an offering according to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed according to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made according to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED MAXIMUM     PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                 AMOUNT TO BE      OFFERING PRICE         AGGREGATE            AMOUNT OF
           SECURITIES TO BE REGISTERED              REGISTERED(1)        PER SHARE          OFFERING PRICE    REGISTRATION FEE(4)
---------------------------------------------------------------------------------------------------------------------------------
Units, each consisting of:........................    1,000,000            $5.10              $5,100,000           $   1,347
---------------------------------------------------------------------------------------------------------------------------------
  (a) one share of Series A convertible preferred
  stock...........................................    1,000,000               --                      --                  --
---------------------------------------------------------------------------------------------------------------------------------
  (b) one warrant to purchase one share of common
  stock...........................................    1,000,000               --                      --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common Stock underlying Series A convertible
  preferred stock(2)..............................    1,000,000               --                      --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common Stock underlying warrants(3)...............    1,000,000            $6.00              $6,000,000               1,584
---------------------------------------------------------------------------------------------------------------------------------
Representative's warrant(5).......................      100,000            $0.01                   1,000                 .26
---------------------------------------------------------------------------------------------------------------------------------
Series A convertible preferred stock issuable upon
  exercise of representative's warrants...........      100,000            $6.00                 600,000              158.40
---------------------------------------------------------------------------------------------------------------------------------
Warrants issuable upon exercise of
  representative's warrants.......................      100,000            $0.12                  12,000                3.17
---------------------------------------------------------------------------------------------------------------------------------
Common stock issuable upon conversion of preferred
  stock issued upon exercise of representative's
  warrants........................................      100,000               --                      --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common stock issuable upon exercise of warrants
  included in representative's warrants...........      100,000            $6.00                 600,000              158.40
---------------------------------------------------------------------------------------------------------------------------------
Total Due.........................................                                                                 $3,251.23
---------------------------------------------------------------------------------------------------------------------------------
Amount Payable Now................................                                                                 $1,908.49*
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



 * Previously paid $1,342.74 in connection with the original filing.



(1)In accordance with Rule 416, there are hereby being registered an indeterminate number of additional shares of Series A convertible preferred stock which may be issued as a result of the payment in kind dividend provisions of the Series A convertible preferred stock and an indeterminate number of additional shares of common stock which may be issued as a result of the anti-dilution provisions of the shares of Series A Convertible Preferred Stock and the warrants.



(2)Registered for resale upon conversion of Series A Convertible Preferred
   Stock.



(3)Registered for resale upon exercise of outstanding warrants.



(4)The registration fee that is being paid herewith was calculated in accordance with Rule 457 (c).



(5)Note that the Representative's Warrant is to purchase the series A and public warrant at 120%, which equates to a $6.00 price for the preferred and a $0.12 price for the public warrants.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING ACCORDING TO SAID SECTION 8(A), MAY DECIDE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE UNITS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2000

                                1,000,000 UNITS

                              [ELDORADO LOGO HERE]


     This is a secondary public offering by Eldorado Artesian Springs, Inc. Each unit consists of one share of series A convertible preferred stock and one public warrant to purchase one share of common stock. We expect that the initial public offering price will be $5.10 per unit, consisting of $5.00 per share of series A convertible preferred stock and $0.10 per public warrant. The series A convertible preferred stock and the public warrant will be immediately detachable and separately transferable from each other at any time commencing upon the closing of this offering. We have filed an application to list the units, the series A convertible preferred stock and the public warrants on the Nasdaq SmallCap Market(SM).



THE OFFERING



                            PER
                           SHARE     TOTAL
                           -----   ----------
Public Price.............  $5.10   $5,100,000
Underwriting discounts...  $0.51   $  510,000
Proceeds to Eldorado
  (before expenses
  payable by Eldorado)...  $4.59   $4,590,000



Eldorado bottles and markets natural artesian springs water from a natural spring located in the foothills of the Colorado Rocky Mountains. Before this offering, Eldorado common stock has traded on the OTC Bulletin Board. Upon completion of this offering, Eldorado expects that the securities will trade on the Nasdaq SmallCap Market.



THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK AND THE POSSIBILITY OF SUBSTANTIAL DILUTION. WE STRONGLY URGE YOU TO READ THE ENTIRE PROSPECTUS. YOU SHOULD REVIEW THE SECTION TITLED RISK FACTORS, FOR A DESCRIPTION OF THE RISKS INVOLVED IN ELDORADO'S BUSINESS, BEGINNING ON PAGE 6 AND DILUTION, FOR A DESCRIPTION OF THE DILUTION TO NEW INVESTORS, ON PAGE 13 BEFORE MAKING ANY INVESTMENT DECISIONS.



Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                    AMERICAN FRONTEER FINANCIAL CORPORATION

                               PROSPECTUS SUMMARY


     This summary highlights some of the information in this prospectus and may not contain all the information that is important to you. We strongly urge you to read the entire prospectus which contains more detailed information about Eldorado, its finances, products and financial statements. All information in this prospectus, unless otherwise shown, assumes no exercise of any outstanding options or warrants. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.


                           ELDORADO ARTESIAN SPRINGS


     Eldorado is a Colorado based company primarily engaged in the bottling and marketing of natural artesian spring water. Over 90 years ago, the artesian springs, which are the source for Eldorado's water, were the center of Eldorado Springs resort where prominent people of the day traveled to "take the waters." Today, the springs, located in the foothills of the Colorado Rocky Mountains, are surrounded by thousands of acres of state and city park land, providing a well protected source. The water is naturally purified as it rises through layers of sandstone under its own artesian pressure.



     Eldorado has focused on developing and expanding the business of bottling Eldorado Spring water. Currently, Eldorado's operations consist of its home and commercial delivery business of five and three gallon bottles. In addition, Eldorado also bottles and delivers smaller bottles in sizes of .5 liter, 1.0 liter and 1.5 liter. Bottles used for the smaller packaging are made of polyethylene terephtalate, a premium clear plastic. These bottles are commonly referred to in the beverage industry as PET bottles.



     The demand for bottled water has increased due to concerns with the quality of municipal tap waters, consumer demands for a natural, healthy beverage, and the convenience of the PET segment of the bottled water market. In 1999, the bottled water industry achieved solid growth with wholesale revenues topping $4.9 billion and bottled water consumption reaching nearly 15.5 gallons a year for an individual consumer. Through 1999, bottled water sales in the entire industry were up nearly 14 percent, providing further evidence of the significant growth remaining in the bottled water market.


     Eldorado's goal is to expand its operations based on the continued success of its PET bottled water products. Eldorado's strategy initially calls for expanding the distribution of its PET products into new markets that are geographically near its Colorado operations. By penetrating new markets for its PET bottled waters, Eldorado expects to solidly increase revenues and earnings. Once Eldorado has achieved its market share goals, it plans to further expand distribution in other regions.


     Our principal business address is 294 Artesian Drive, Eldorado Springs, CO 80025 and our phone number is (303) 499-1316. We began our business in April 1983 as a privately-held Colorado company and merged with Lexington Funding, Inc., a publicly-traded company, in April 1986.



                                 THIS OFFERING



SECURITIES OFFERED            1,000,000 units



     Each unit consists of one share of series A convertible preferred stock and one public warrant to purchase a share of common stock. The series A convertible preferred stock and the warrant will be immediately detachable and separately transferable from each other at any time commencing upon the closing of this offering.



SERIES A CONVERTIBLE PREFERRED STOCK



     Each share of series A convertible preferred stock will be convertible into one share of our common stock at any time, without further cost. The initial conversion ratio of one for one is subject to adjustment for stock splits, stock dividends, recapitalizations, mergers, consolidations and similar events which affect the common stock. The series A convertible preferred stock will automatically convert into common stock in the event the common stock price, adjusted for any stock splits, closes at a bid price of $10.00 or higher for a period of 30 consecutive trading days during the first year following the closing date of this offering, or, after that first year, closes at a bid price of $12.50 or higher for 30 consecutive trading days. After the fourth anniversary of the closing date of this offering, we may redeem all the outstanding series A convertible preferred stock at a price of $6.25 plus all accrued but unpaid dividends.



     We are obligated to pay cumulative, annual dividends on the series A convertible preferred stock in the amount of 8% of the $5.00 cost of the series A convertible preferred stock component of the unit in cash, and 7% of that $5.00 cost in a payment-in-kind dividend of additional shares of series A preferred stock which will be valued at $5.00 for the purpose of calculating the amount of the payment-in-kind dividend. The dividends are paid semi-annually, starting on May 1, 2001 and continuing each November 1 and May 1 thereafter. We will only pay dividends when declared by our board of directors. However, all unpaid dividends will accrue at the annual rate as if paid. In addition, we have established a dividend escrow account which will be funded, from the proceeds of this offering, in the amount necessary to pay the first year, annual cash dividend. This amount will be at least $400,000 based upon an assumed public offering price of $5.10 per unit. The contract governing this escrow account also requires that we continue to fund the escrow account so that its balance is at all times equal to the anticipated cash dividends payable for the next year. In the event we do not declare a semi-annual dividend, or do not pay a dividend we declare, we will be required to increase the conversion ratio so that after any default, each share of preferred stock will be convertible into five shares of common stock without the requirement of any further payment.



     The series A convertible preferred stock will not entitle you to vote on any matters that require shareholder approval.



PUBLIC WARRANTS



     The public warrants entitle the holder to purchase one share of common stock at a price of $6.00 per share, subject to adjustment under certain circumstances. The warrants are exercisable immediately, and will expire on the third anniversary of the closing of this offering.



                                   KEY FACTS



Units to be sold....................     1,000,000



Series A preferred stock outstanding
before offering.....................     0



Public warrants outstanding before
offering............................     0



Common stock outstanding before
offering............................     2,995,495



Series A preferred stock outstanding
after offering......................     1,000,000



Public warrants outstanding after
offering............................     1,000,000



Common stock outstanding after
offering............................     2,995,495



Use of proceeds.....................     Acquisition of additional water rights,
                                         new offsite facility and equipment,
                                         onsite improvements, marketing
                                         programs, retirement of current debt,
                                         funding of dividend escrow account and
                                         general working capital purposes



Proposed Nasdaq symbols.............     ELDOU, ELDOP, ELDOW



     The number of shares of series A convertible preferred stock outstanding after this offering does not include 100,000 shares which may become outstanding at a cost of $6.00 per share upon the exercise of the preferred stock warrant component of the representative's warrant. The number of shares of common stock does not include an aggregate of 3,238,000 shares of common stock which may become outstanding as follows:



     - 1,000,000 shares upon conversion of the series A convertible preferred stock for no further payment to us;



     - 1,000,000 shares upon exercise of the public warrants at a cost of $6.00 per share;



     - 100,000 shares issuable for no further payment to us upon conversion of the 100,000 shares of series A convertible preferred stock issuable upon exercise of the preferred stock warrant component of the representative's warrant;



     - 100,000 shares issuable at a cost of $6.00 per share upon exercise of the warrant to purchase public warrants component of the representative's warrant;



     - 200,000 shares of common stock issuable upon conversion of the 100,000 shares of series A convertible preferred stock and upon exercise of the 100,000 warrants included in the representative's warrant;



     - 280,000 shares issuable upon exercise of outstanding warrants to purchase 30,000 shares at $3.30 per share and 250,000 shares at $11.00 per share;



     - 558,000 shares issuable upon exercise of stock options outstanding as of September 30, 2000, with a weighted average exercise price of $2.89.


                        SUMMARY OF FINANCIAL INFORMATION


     The following table highlights some of the financial and operating information of Eldorado derived from audited financial statements for the fiscal years ended March 31, 1998, 1999 and 2000 and unaudited statements as of and for the six months ended September 30, 1999 and 2000. For more detailed financial and operating information, including the related notes, see the Financial Statements, beginning on page F-1, and Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                                                             AS OF AND FOR SIX MONTHS
                                    AS OF AND FOR THE YEAR ENDED MARCH 31       ENDED SEPTEMBER 30
                                   ---------------------------------------   ------------------------
                                      1998          1999          2000          1999          2000
                                   -----------   -----------   -----------   -----------   ----------
                                                                                   (UNAUDITED)
Statement of operations data:
  Total revenues.................  $3,329,444    $4,036,822    $5,328,938    $2,683,173    $3,185,889
  Total operating expenses.......   3,069,859     3,687,682     4,897,002     2,484,691     3,117,789
  Operating income...............     259,585       349,140       431,936       198,482        68,100
  Earnings before taxes..........     117,631       217,850       (44,981)      142,475         3,553
  Net income.....................      83,228       138,114       (46,007)       92,609         2,309
Earnings per share...............  $      .03    $      .05    $     (.02)   $      .03    $      .00
Weighted average of number of
  shares outstanding.............   2,695,495     2,995,495     2,995,495     2,995,495     2,995,495
Balance sheet data:
  Total assets...................  $2,456,721    $3,386,374    $3,294,198    $3,586,694    $3,492,713
  Total liabilities..............   1,905,801     2,007,259     1,961,090     2,114,970     2,157,296
  Stockholders' equity...........     550,920     1,379,115     1,333,108     1,471,724     1,335,417

                                  RISK FACTORS


     This investment involves a high degree of risk. You should carefully consider the following risk factors as well as all the information in this prospectus before buying shares of Eldorado's preferred stock.


BECAUSE WATER AVAILABLE FOR PRODUCTION MAY BE LIMITED, WE MAY BE UNABLE TO ACQUIRE ENOUGH WATER TO SATISFY DEMAND FOR OUR PRODUCTS AND TO MEET OUR EXPANSION GOALS.

     We do not have the right to use all the water which flows from our springs. Persons downstream from us have water rights which must be satisfied in full before we can use all the water from our springs. If there is not enough water flow from the stream to satisfy the downstream water rights, we would have to stop taking water from our springs. Under Colorado law, we can only avoid a restriction on our use of the water flowing from our springs by acquiring additional sources of water to meet the demands of downstream users. These sources would replace the water we use from our springs and would be used to satisfy the requirements of downstream users. Therefore, unless we are able to obtain replacement water sources to satisfy downstream water rights, our water supply from our springs will be limited. Because we would always only bottle water from our springs and would not use any additional water for our product, we may not have enough water to meet demand for our products or to support our plans to expand our business.

OUR ABILITY TO EXPAND OUR BUSINESS IS RESTRICTED BECAUSE WE DO NOT HAVE A PERMANENT SOURCE OF REPLACEMENT WATER

     We do not have a permanent source of additional water to replace the water we use from our springs in the event additional water is required to satisfy the water rights of persons downstream from us. We lease rights to additional water on a year-to-year basis. We believe that the lack of a permanent source of replacement water will restrict our ability to implement our plans for increasing our business.


     For more details about our permanent replacement plan, see Use of Proceeds and Eldorado and its Business -- Strategy.


BECAUSE WE ARE SIGNIFICANTLY SMALLER THAN OUR NATIONAL COMPETITORS, WE MAY NOT HAVE THE FINANCIAL RESOURCES AND NAME RECOGNITION TO CAPTURE ADDITIONAL MARKET SHARE.


     We face significant competition in the bottled water industry from national brands which can compete on a lower price basis and often are given premium shelf space from the retailers. The trend in recent years in the bottled water industry has been toward the development of national brands of natural spring water. Barriers to entry increase significantly at the national level because of large marketing and distribution costs associated with getting and maintaining a presence at such distribution levels. In addition, many companies are now bottling water exclusively for retailers. As a result, we face significant hurdles to increasing our market share in the bottled water industry. For more detailed information about our competitors and our competitive strategy, see Eldorado and Its Business -- Competition.


OUR INVENTORY LEVELS MAY NOT BE SUFFICIENT TO FILL CUSTOMER ORDERS WHICH COULD REDUCE REVENUES AND IMPAIR CUSTOMER RELATIONS


     We maintain a limited amount of finished product inventory. If an event caused our facilities to shut down, even for a short period, we might be unable to fill customer orders, which could reduce revenues and damage customer relations. For more detailed information, see Eldorado and Its
Business -- Strategy -- Bottling Warehouse and Distribution Facility.


BECAUSE ELDORADO'S CURRENT OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE MAJORITY CONTROL OF ELDORADO AFTER THIS OFFERING, THEY WILL CONTROL MATTERS SUBMITTED FOR SHAREHOLDER APPROVAL IF THEY ACT TOGETHER.


     Our officers and directors will own approximately 62% of the outstanding shares of common stock after this offering, assuming the conversion of 1,000,000 shares of series A preferred stock. These shareholders, individually and as a group, will be able to influence the outcome of shareholder votes, including votes concerning the election of directors and the approval of mergers and other significant corporate transactions. If they act together, our officers and directors will be in a position to control all matters requiring shareholder approval after the offering. The series A convertible preferred stock sold in the offering is non-voting.



FUTURE SALES OF OUR COMMON STOCK MAY REDUCE THE MARKET PRICE OF YOUR UNITS



     Sales of substantial amounts of common stock in the public market following this offering could lower the market price for the common stock into which the series A convertible preferred stock is convertible and which is issued upon exercise of the public warrants. It is likely that market sales of large amounts of our common stock after this offering, or the potential for those sales even if they do not actually occur, will depress the market price for the series A convertible preferred stock and the public warrants which are the components of your unit. We cannot predict the effect that any such sales of common stock would have on the market price then prevailing for the series A convertible preferred stock or the public warrants. See Shares Eligible for Future Sale for a more detailed description of the shares that may be sold into the market in the future.



THERE IS A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK WHICH CAN BE SOLD IN THE PUBLIC MARKET



     After this offering of units, the series A convertible preferred stock and the public warrants will be immediately detachable and separately transferable from each other, and each will be freely tradable into the public market. Each share of series A convertible preferred stock will be convertible at any time, without further consideration into a share of common stock, and each public warrant is immediately exercisable for a share of common stock at a cost of $6.00. Therefore, after this offering of units, we will have 1,000,000 shares of series A convertible preferred stock and 1,000,000 public warrants that will be freely tradable into the public market. We will also have 1,000,000 shares of common stock reserved for issuance upon the conversion of the series A convertible preferred stock and an additional 1,000,000 shares of common stock reserved for issuance upon exercise of the public warrants. Upon issuance, and assuming a current prospectus, these reserved shares of common stock will be freely tradable without restriction or further registration, unless issued to one of our affiliates.



     In addition, of our total of 2,995,495 shares of common stock currently outstanding, 467,591 shares are now freely tradable into the public market. The remaining 2,527,904 shares of common stock are restricted securities, although 229,497 of those shares have been owned for more than two years, and may become freely tradable at any time, without being subject to resale volume restrictions under Rule 144. Of these restricted shares, 2,298,407 may not be sold for one year after this offering because of an agreement with the underwriter.



YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES OF PREFERRED STOCK OR THE COMMON STOCK ISSUED UPON CONVERSION OF THE PREFERRED STOCK OR EXERCISE OF THE PUBLIC WARRANTS, IF WE FAIL TO LIST THE PREFERRED STOCK, PUBLIC WARRANTS OR COMMON STOCK ON THE NASDAQ SMALLCAP MARKET OR IF THE PREFERRED STOCK OR COMMON STOCK BECOME SUBJECT TO THE SEC'S PENNY STOCK REGULATIONS.



     If we cannot maintain the standards for continued listing on the Nasdaq SmallCap Market, our common stock, preferred stock and public warrants could be subject to delisting. Trading, if any, in our common stock, preferred stock or public warrants would then be conducted in the over-the-counter market on the OTC Bulletin Board or in what are commonly referred to as the pink sheets. As a result, you may find it more difficult to sell your preferred stock, public warrants or common stock issued upon conversion or exercise and to obtain accurate quotations as to the price of these securities.



     In addition, if our common stock or preferred stock were delisted from the Nasdaq SmallCap Market, they could become subject to the penny stock rules of the SEC. These rules impose additional sales practice requirements on broker-dealers before our common stock or preferred stock could be sold to the customers of the broker-dealers. The additional sales practice requirements could materially adversely affect the willingness or ability of broker-dealers to sell our common or preferred stock. This could reduce the market liquidity for our common or preferred stock and therefore adversely affect your ability to sell shares in the secondary market.



AN EFFECTIVE REGISTRATION STATEMENT WILL BE REQUIRED FOR CONVERSION OF THE PREFERRED STOCK OR EXERCISE OF THE PUBLIC WARRANTS



     We will be able to issue shares of common stock upon the conversion of the series A convertible preferred stock or the exercise of the public warrants only if there is a current prospectus under a registration statement for the common stock which is effective with the Securities and Exchange Commission at the time of conversion or exercise. Also, the common stock will have to be qualified for sale or exempt from qualification under the applicable state laws. Although we have agreed to use our best efforts to maintain these requirements, we cannot assure you that we will be able to do so. If we do not maintain a current prospectus under an effective registration statement, the public warrants may lose all value and the preferred stock may lose substantial value.



BECAUSE THE OFFERING PRICE FOR THE UNITS AND THE EXERCISE PRICE FOR THE PUBLIC WARRANTS WERE NOT BASED ON THE RECENT MARKET PRICE FOR OUR COMMON STOCK, THE UNIT PRICE AND THE EXERCISE PRICE MAY NOT INDICATE OUR ACTUAL VALUE.



     The public offering price of the units being sold in this offering resulted from our negotiations with the underwriter and are not necessarily related to our assets, book value or financial condition. In addition, the exercise price of the public warrants was not based on selling prices in the public market for our common stock, but was arbitrarily set. In particular, the price to purchase our common stock by exercise of the public warrants is substantially higher than the recent closing price of $2.75 on November 14, 2000.



IMMEDIATE CONVERSION OF PREFERRED STOCK WILL RESULT IN SUBSTANTIAL DILUTION.



     If you were to convert the preferred stock immediately upon completion of this offering, you would experience substantial dilution of approximately $3.57 per share of common stock or 71%, based upon the cost of the unit and our adjusted net tangible book value as of September 30, 2000.



THERE ARE POTENTIAL FEDERAL INCOME TAX CONSEQUENCES BECAUSE OF THE PAYMENT OF A DIVIDEND IN THE FORM OF ADDITIONAL SHARES OF PREFERRED STOCK.



     We will pay an annual dividend of 7% on the preferred stock in the form of a payment-in-kind distribution of additional shares of the preferred stock. We expect that this payment-in-kind distribution will be classified as a dividend upon which you will be required to pay income tax as ordinary income. The amount of tax depends upon individual factors which include your other income and expenses for the year. We expect to distribute the payment-in-kind dividend on a semi-annual basis within 30 days following its accrual every six months on each May 1 and November 1. If you decide to or must continue to hold the payment-in-kind dividend, you may be required to recognize taxable income without having received cash to pay any resulting income tax.



THERE ARE POTENTIAL ADVERSE EFFECTS IF WE MAKE FUTURE SALES OF PREFERRED STOCK.



     Our articles of incorporation, as amended, authorize us to issue up to 10,000,000 shares of preferred stock. In addition to the series A convertible preferred stock included in the units we are now offering, the board of directors has been granted the authority to fix and determine the relative rights and preferences of additional preferred stock. The board of directors may also authorize the issuance of additional preferred stock without further shareholder approval. As a result, the board of directors could authorize the issuance of a series of preferred stock which would grant preferred rights to our assets upon liquidation, a right to receive dividends before any are declared on our common stock, and the right to redemption, together with a premium. Any further issuance of preferred stock, could, under certain circumstances, have the effect of delaying or preventing a change of control, and may adversely affect the rights of our common shareholders, the holders of the series A convertible preferred stock and the market for those securities.

THERE HAS BEEN NO PRIOR TRADING MARKET FOR THE PREFERRED STOCK OR THE PUBLIC WARRANTS, AND THE MARKET FOR OUR COMMON STOCK HAS BEEN LIMITED.



     There has never been a public market for the preferred stock or the public warrants, and there can be no assurance that a public trading market will develop or be maintained in the future. While there currently exists a limited public trading market for our common stock, there can be no assurance that this market will improve in the future to provide a market in which any common stock issued upon conversion of the preferred stock or exercise of the public warrants can be sold. During the first nine months of 2000, our common stock traded on only 49 days.


                FORWARD-LOOKING INFORMATION AND ASSOCIATED RISKS

     This prospectus contains forward-looking statements, and statements regarding, among other things, our growth strategy, expected trends in the industry in which we operate, water availability and our ability to enter into contracts with distributors. These forward-looking statements are based largely on Eldorado's expectations and are subject to a number of risks and uncertainties, which may be beyond our control. The forward-looking statements included in this prospectus are based on current expectations that involve a number of risks and uncertainties that might negatively affect Eldorado's operating results in the future. Such risks and uncertainties include, but are not limited to, the following:

     - availability of debt and equity financing;

     - interest rate fluctuations;

     - effects of regional economic and market conditions;

     - ability to purchase additional water rights;

     - labor and marketing costs;

     - operating and packaging costs;


     - intensity of competition; and



     - legal claims.


     Actual results could differ from these forward-looking statements as a result of the factors described in this prospectus, or other regulatory or economic influences. In light of these risks and uncertainties, we cannot assure that the forward-looking statements in this prospectus will in fact transpire or prove to be accurate.

                             ADDITIONAL INFORMATION

     Eldorado is subject to the reporting requirements of the Securities Exchange Act of 1934 and files quarterly and annual reports, proxy statements and other information with the SEC. Eldorado intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as Eldorado considers appropriate or as may be required by law.

     You may read and copy any materials Eldorado files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may get information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.


     The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov. Eldorado maintains an internet site at http://www.eldoradosprings.com. Information contained on our website does not constitute part of this prospectus.


     Eldorado has filed a registration statement on Form SB-2 with the office of the SEC in accordance with the provisions of the Securities Act. This prospectus does not contain all the information included in the registration statement. Certain parts have been omitted as permitted by the registration statement rules and regulations of the SEC. For further information with respect to Eldorado and the offered shares, refer to the registration statement and the accompanying exhibits. Statements in this prospectus concerning the provisions of any document are not necessarily complete and you should refer to the copy of the document for more information filed as an exhibit to the registration statement. The registration statement and the exhibits may be inspected or copied, without charge, from:


                            Public Reference Section
                       Securities and Exchange Commission
                                Judiciary Plaza
                        450 Fifth Street, NW, Room 1024
                              Washington, DC 20549

                                USE OF PROCEEDS


     The net proceeds to Eldorado from the sale of the shares offered in this prospectus will be $4,375,000, assuming a per share offering price of $5.10 and deducting the underwriting expenses and other expenses of the offering estimated at $725,000. We expect that we will use the net proceeds of this offering during the next twelve month period as follows:



                                                               APPROXIMATE
DESCRIPTION                                                   DOLLAR AMOUNT   PERCENT
-----------                                                   -------------   -------
Retire current debt.........................................   $1,500,000      34.3%
Dividend escrow account.....................................      400,000       9.1%
Offsite facilities..........................................      800,000      18.3%
Onsite improvements.........................................      300,000       6.9%
Water rights................................................      275,000       6.3%
Marketing expenses
  Advertising fees and broker commission....................      320,000       7.3%
  Media campaign............................................      100,000       2.3%
  Special events and promotions.............................      100,000       2.3%
  Slotting fees and in-store promotions.....................      280,000       6.4%
  Other marketing expenses..................................      100,000       2.3%
Additional working capital..................................      200,000       4.5%
                                                               ----------      -----
          TOTAL.............................................   $4,375,000       100%


     This represents Eldorado's present intention with respect to the use of the offering proceeds. Capital requirements or business opportunities, which are not currently expected, could cause management to elect to use proceeds for other general corporate purposes and for other purposes not contemplated at this time. Until we use the net proceeds, we will invest them in money market accounts and short-term certificates of deposit. Management believes that cash flow from operations, together with the net proceeds of this offering, will meet Eldorado's cash requirements for at least the next 12 months.


     See Eldorado and Its Business -- Strategy for more detailed information about Eldorado's planned use of proceeds, including specific application of the amounts described above and the time frame over which Eldorado will use the proceeds.


                      DETERMINATION OF THE OFFERING PRICE


     The public offering price of the units is based upon the aggregate prices for the series A preferred stock and the public warrants which comprise the units. Those prices have been determined between Eldorado and the underwriter. Eldorado and the underwriter considered, in addition to prevailing market conditions, Eldorado's historical performance, estimates of the business potential and earnings prospects of Eldorado and an assessment of Eldorado's management.

                          PRICE RANGE OF COMMON STOCK

     Eldorado's common stock is traded in the over-the-counter market on the OTC Bulletin Board. The quotations presented below reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The following table sets forth for the periods shown, the quotations for the common stock:


                                                              HIGH     LOW
                                                              -----   -----
CALENDAR 2000
First quarter through March 31, 2000........................  $3.75   $2.00
Second quarter through September 30, 2000...................   4.00    1.38
Third quarter through September 30, 2000....................   3.81    1.88
Fourth quarter through November 3, 2000.....................   3.25    2.63
CALENDAR 1999
First quarter through March 31, 1999........................   3.25    0.63
Second quarter through September 30, 1999...................   2.50    1.06
Third quarter through September 30, 1999....................   5.25    1.25
Fourth quarter through December 31, 1999....................   4.38    2.00
CALENDAR 1998
First quarter through March 31, 1998........................   2.64    0.48
Second quarter through September 30, 1998...................   2.50    0.25
Third quarter through September 30, 1998....................   0.75    0.50
Fourth quarter through December 31, 1998....................   0.63    0.50



     The latest closing bid quotation of the common stock, as reported by Nasdaq, was $2.75 per share on November 14, 2000. As of November 14, 2000, there were 145 record holders of the common stock, which does not reflect shareholders who own their shares in nominee or street name through their brokers. For the period through September 30, 2000, only one market maker posted quotes for the common stock.



     Eldorado has not paid cash dividends in the past and does not intend to pay cash dividends in the future on its common stock. Eldorado presently intends to keep earnings for use in its business, with any future decision to pay cash dividends on its common stock dependent upon Eldorado's growth, profitability, financial condition, and other factors as decided by the board of directors. Eldorado will pay dividends on the series A convertible preferred stock in the amount of 8% cash and 7% in shares of series A convertible preferred stock. The cash dividend of $0.40 per year on the series A preferred stock will be paid in equal, semi-annual installments. The preferred stock dividend of 0.07 shares per year on the series A preferred stock, will be paid in equal, semi-annual issuances of 0.035 shares of preferred stock.

                                    DILUTION



     Our net tangible book value as of September 30, 2000, was $1,335,417, or $0.45 per share of common stock. Our net tangible book value is our total assets minus the sum of our liabilities and intangible assets. Our net tangible book value per share is our net tangible book value divided by the total number of shares of common stock outstanding.



     As of September 30, 2000, after giving effect to:



     - an increase in our total assets of $4,375,000 to reflect our estimated net proceeds from this offering of units as described under Use of Proceeds, assuming we issue 1,000,000 units, and



     - the addition of 1,000,000 shares of common stock issuable without further payment to us upon conversion of the 1,000,000 shares of series A convertible preferred stock issued as a component of the units, our pro forma adjusted net tangible book value, would be approximately $5,710,417, or $1.43 per share of common stock.



     The table below shows the pro forma as adjusted increase in net tangible book value of $0.98 per share of common stock and the dilution to investors purchasing units in this offering on the assumption that all series A convertible preferred stock issued as a part of the units is converted. This dilution will equal the difference between the amount of $5.00 which is the cost to purchase the series A preferred stock which is converted to our common stock at no further cost, and the net tangible book value per share.



Public offering price allocated to series A preferred
  shares....................................................          $5.00
Net tangible book value per share as of September 30, 2000
  before this offering and pro forma adjustments............  $0.45
Increase per share attributable to investors in this unit
  offering assuming immediate conversion of all series A
  convertible preferred stock...............................  $0.98
                                                              -----
Pro forma net tangible book value per share as of September
  30, 2000 after this offering and assuming immediate
  conversion of all series A convertible preferred stock....          $1.43
                                                                      -----
Dilution per share to investors in this offering of units
  assuming immediate conversion of all series A convertible
  preferred stock...........................................          $3.57
                                                                      =====
Dilution per share as a percentage of offering..............             71%

                                 CAPITALIZATION


     The following table sets forth the capitalization of Eldorado as of September 30, 2000, and as adjusted, to give effect to the receipt of the net proceeds of this offering based upon the public offering price of $5.10 per unit.



                                                                 SEPTEMBER 30, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
Long term debt (including current maturities)...............  $1,510,897           --
Stockholders' equity
  Series A convertible preferred stock; par value $.001 per
     share; authorized -- 10,000,000 shares; no shares
     issued or outstanding, actual; 1,000,000 shares issued
     and outstanding, as adjusted...........................          --        1,000
  Common stock, par value $.001 per share; authorized --
     50,000,000 shares; issued and outstanding -- 2,995,495
     actual and as adjusted.................................       2,995        2,995
  Additional paid-in capital................................     984,656    5,358,656
  Retained earnings.........................................     347,766      347,766
                                                              ----------   ----------
          Total stockholders' equity........................   1,335,417    5,710,417
                                                              ==========   ==========
          Total capitalization..............................  $2,846,314   $5,710,417
                                                              ==========   ==========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


  Comparison of Six Months Ended September 30, 2000 and 1999



     Revenues: Net revenues for the six months ended September 30, 2000 increased $502,716 or 18.7% compared to the same period ended September 30, 1999. Five and three gallons product sales increased 8.9% for the six months ended September 30, 2000 compared to the same period of fiscal 1999. Sales of the one gallon products increased 32.3% for the six months ended September 30, 2000 compared to the same period of fiscal 1999. Sales of the PET products (1.5 liters and smaller) generated the largest increase in revenues and increased 56.6% for the six months ended September 30, 2000 compared to the same period of fiscal 1999. Five and three gallon product sales account for 66.5% of net revenues, PET products account for 20.8% of revenues and one gallon products account for 9.6% of revenues.



     Gross Profit: For the six months ended September 30, 2000 cost of goods sold was $637,914 compared to $439,467 for the six months ended September 30, 1999. Resulting gross profit was 80.0% of revenues for the six months ended September 30, 2000 compared with a gross profit of 83.6% for the six months ended September 30, 1999. Gross profit increased 13.6% from $2,243,706 for the six months ended September 30, 1999 to $2,547,975 for the six months ended September 30, 2000. The decrease in gross profit percentage is the result of the increased revenue associated with the PET products and the one gallon products as they have a lower gross margin due to additional packaging costs. In addition, Eldorado was forced to purchase one-gallon containers from an out-of-state vendor at premium prices while its normal local vendor was undergoing renovations. Eldorado has resumed local purchasing in July 2000.



     Operating Expenses: Operating expenses for the six months ended September 30, 2000 increased 21.3% to $2,479,875 from $2,045,224 for the same period of fiscal 1999. Salaries and related expenses increased 23.2% for the six months ended September 30, 2000. Salaries and related expenses were $1,255,713 or 39.4% of sales for the six months ended September 30, 2000 compared to $1,019,470 or 38.0% of sales for the same period of fiscal 1999. The increase in salaries and related expenses is due to the increase in revenues for the same period and the increased wages involved in obtaining and servicing new and existing customers. The increase in salaries and related expenses is also due to the additional costs of operating within a limited amount of space. Eldorado has plans to move the bottling facility at which time management expects more efficient operations. In addition, Eldorado is incurring additional personnel and operating expenses as a result of product volume growth straining processing in the near term as production and delivery requirements increase faster than the expansion facilities can be completed. While Eldorado is making every effort to mitigate these effects, it believes additional costs and expenses will be incurred until the expansion facilities are fully operational in June 2001.



     For the six months ended September 30, 2000 advertising and promotional expenses were $385,861 or 12.1% of sales compared to $343,772 or 12.8% of sales for the same period of fiscal 1999. Additional advertising expenditures were incurred during the six months ended September 30, 2000, and management expects that advertising and promotional expenses will remain at the historical level of approximately 10% of annual sales. Eldorado incurs a higher portion of their advertising costs during the first half of the fiscal year due to the summer months falling during this period.



     Delivery expenses increased 24.2% to $179,803 or 5.6% of sales for the six months ended September 30, 2000 compared to $144,821 or 5.4% of sales for the same period ended September 30, 1999. Delivery costs increased due to the increase in revenues and the costs associated with the operation of delivery vehicles.



     General and administrative expenses for the six months ended September 30, 2000 increased 26.1% to $480,026 from $380,550 for the same period of fiscal 1999. The increase in general and administrative expenses is due to the increase in revenues.

     Depreciation and amortization increased 14% for the six months ended September 30, 2000. Eldorado has continued to purchase additional equipment associated with the increase in additional home and commercial accounts.



     Net Income: Eldorado's net income for the first six months of fiscal 2000 was $2,309 compared to $92,609 for the six months ended September 30, 1999. The effect of operating the business with a limited bottling facility has had a negative effect on the net income resulting in a 97.5% decrease for the six months ended September 30, 2000. Eldorado currently has plans to build an off-site warehouse and bottling facility to allow increased production capacity. Construction is expected to be completed by June 2001. At that time, operating expenses and cost of goods are expected to be more consistent with the increase in revenues resulting in an increase in net income.



 Comparison of Fiscal Years Ended March 31, 2000 and 1999



     Revenues: Revenues for the year ended March 31, 2000 increased 32.0% from the previous year to $5,328,938. This increase resulted from increased sales to Eldorado's existing customer base as well as from sales to new customers. Sales of the five and three gallon bottles increased 22.7%, smaller package products (.5, 1.0 and 1.5 liter) increased 87.9% and one gallon products increased 55.0% from the previous year. The sales increase in each category is due to the increase in customer base as well as the increase in the market for bottled water.



     Gross Profit: The costs of goods sold increased 69.2% for the year ended March 31, 2000 compared to a year earlier. This increase in cost is due to the overall increase in sales volume and a larger increase of sales for the smaller PET products which have a higher cost of goods. Cost of goods sold represented 17.4% of sales for the year ended March 31, 2000 compared to 13.5% of sales for the year ended March 31, 1999. Due to the increased demand for water associated with Y2K, the company had to purchase raw goods at a higher cost in order to meet the higher demand. The company does not anticipate having to pay these prices on a regular basis in the future.



     Operating Expenses: Operating expenses for the year ended March 31, 2000 increased 26.5%. This overall increase is consistent with the increase in revenues for the year. Advertising and promotion expenses increased approximately 63.1% for the year ended March 31, 2000. For the year ended March 31, 2000 advertising and promotion expenses were 10.9% of sales compared to 8.8% of sales for the year ended March 31, 1999.



     General and administrative expenses were $791,779 or 14.9% of sales for the year ended March 31, 2000, compared to $670,854 or 16.6% of sales for the year ended March 31, 1999. Delivery expenses increased 11.5% to $289,092 or 5.4% of sales for the year ended March 31, 2000 compared to $259,240 or 6.4% of sales for the year ended March 31, 1999. Depreciation and amortization decreased 6.2% for the year ended March 31, 2000.



     Interest Income: Interest income for the year ended March 31, 2000 decreased to $8,197 from $16,242 for the previous year ended March 31, 1999. The company completed a private placement in April 1998 that generated much of the interest income for the year ended March 31, 1999. During the year ended March 31, 2000, the company utilized some of the funds and this resulted in a lower amount of interest income.



     Net Loss: For the year ended March 31, 2000, income before taxes decreased 120.6% to a net loss of income before taxes of $44,981. During the year ended March 31, 2000, Eldorado attempted to complete a secondary stock offering. Eldorado determined that the offering would not be successful and was forced to expense costs associated with the offering that had been previously capitalized. We had to expense $352,653 of the offering costs. Without the effect of the offering costs, Eldorado would have realized pretax income of $307,672. Pretax income for the year ended March 31, 2000 would have been an increase of 41.2% over the year ended March 31, 1999.

  Comparison of Fiscal Years Ended March 31, 1999 and 1998

     Revenues: Revenues for the year ended March 31, 1999 increased 21.3% from the previous year to $4,036,822. This increase resulted from increased sales to Eldorado's existing customer base as well as from sales to new customers. In addition, on October 1, 1998, Eldorado increased the selling price of the five gallon products.

     Gross Profit: The costs of goods sold increased 9.1% for the year ended March 31, 1999 compared to a year earlier. This increase in cost is primarily due to the overall increase in volume. Cost of goods sold represented 13.6% of sales for the year ended March 31, 1999 compared to 15.1% of sales for the year ended March 31, 1998. Eldorado has received more favorable purchasing agreements because of the ability to buy goods in larger volumes.

     Operating Expenses: Operating expenses for the year ended March 31, 1999 increased 22.3%. This overall increase is consistent with the increase in revenues for the year. Salaries and related expenses increased 17.5% for the year ended March 31, 1999. This increase is due to the increase in sales for the year resulting in higher commissions and additional employees. Administrative and general expenses increased 20.3% for the year ended March 31, 1999 consistent with the increase in revenues. Selling and delivery expenses increased 45.8% for the year ended March 31, 1999. Much of the increase in selling and delivery expenses is due to the increased expense for advertising and promotions. Advertising and promotion expenses increased approximately 56% for the year ended March 31, 1999. For the year ended March 31, 1999 advertising and promotion expenses were 8.9% of sales compared to 6.9% of sales for the year ended March 31, 1998. Depreciation and amortization increased 13.3% for the year ended March 31, 1999. This increase is due to the purchase of new equipment over the last year.

     Interest Income (Expense): Interest income for the year ended March 31, 1999 increased to $16,242 from $3,720 for the previous year ended March 31, 1998. This increase is primarily due to the interest on the proceeds from the private placement completed in April 1998. Interest expense increased 3.3% for the year ended March 31, 1999. The increase in interest expense was due to the purchase of additional machinery and equipment.

     Net Income: For the year ended March 31, 1999, income before taxes increased 85.2% to $217,850. Income taxes for the year were $79,736, resulting in net income of $138,114. Net income increased 66.0% from the same period a year ago.


  LIQUIDITY AND CAPITAL RESOURCES



     Trade accounts receivable for the six months ended September 30, 2000 were 25.3% higher than at the year ended March 31, 2000. Days sales outstanding at September 30, 2000 remained relatively consistent with September 30, 1999, at approximately 50 days.


     On April 22, 1998, Eldorado completed a private placement of 300,000 shares of common stock at $2.75 per share. Eldorado received proceeds, net of offering costs, of approximately $690,000 from the private placement. In connection with the offering, Eldorado issued to Mills Financial Services, Inc. a warrant to purchase 30,000 shares of common stock at an exercise price of $3.30 per share. In addition, Eldorado issued a warrant to purchase 250,000 shares to Mills at an exercise price of $11.00 per share.


     On May 19, 1998, Eldorado registered 875,000 shares of common stock pursuant to the 1997 stock option plan. The plan provides for the grant of stock options to employees, directors and consultants. As of September 30, 2000, 558,000 options were outstanding, of which 237,100 are fully vested. All of the options were granted at an option price representing 100% of the fair market value on the date of the grant as determined by the Board of Directors. Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service.

  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS



     SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management believes that the adoption of SFAS No. 133 will have no material effect on its financial statements.



     In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (FIN 44), which was effective July 1, 2000, except that certain conclusions in this interpretation which cover specific events that occur after either December 15, 1998 or January 12, 2000 are recognized on a prospective basis from July 1, 2000. This interpretation clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees. Eldorado believes its existing stock based compensation policies and procedures are in compliance with FIN 44 and therefore, the adoption of FIN 44 had no material impact on Eldorado's financial condition, results of operations or cash flows.



     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101 which provides guidance on applying generally accepted accounting principles to selected revenue recognition issues. Management believes that Eldorado's revenue recognition policies are in accordance with SAB 101.

                           ELDORADO AND ITS BUSINESS

     Eldorado bottles, markets and distributes non-sparkling natural spring water to regional and national customers. Eldorado and the spring are located at the base of a six hundred foot deep canyon in Eldorado Springs, Colorado. The history of Eldorado Springs dates back generations. The property was developed in 1905 as a Colorado resort that attracted famous guests from across the country.

     The artesian springs which are located on Eldorado's property flow from a unique geologic source. The source of Eldorado's water is rain and snow which has fallen on the Continental Divide in the Rocky Mountains and which then passes through multiple geologic formations and aquifers before finally reaching the surface at Eldorado. Due to this circulation process, the resulting spring water is renowned as being from a pure, natural artesian spring.

     In 1983, Messrs. Larson, Sipple and Martin bought the Eldorado Springs property from the founders of the resort. Eldorado operated as a private company until 1986 when it merged with Lexington Funding, Inc. Currently, Eldorado has focused on developing and expanding the business of bottling Eldorado Spring water. Eldorado bottles the water in PET bottles and 3 and 5 gallon bottles. Eldorado has expanded the business by focusing its marketing efforts on the 3 and 5 gallon delivery business. As this business has grown and gained in profitability, management has had the chance to introduce the PET bottles to grocery retailers.

     Eldorado has met all FDA requirements for the labeling of its water as a natural spring water. Natural signifies that the chemical composition and mineral content of the bottled water are the same as those at the source. This contrasts with purified water, from which certain chemicals and minerals are removed by filtration.

     Eldorado's goal is to become a leading provider of premium quality bottled water. Eldorado's strategy includes:

     - increasing sales to existing customers;

     - broadening its current customer base;

     - expanding its product line;

     - establishing distributor relationships;

     - establishing strategic distribution alliances with other beverage companies.

INDUSTRY OVERVIEW


     The bottled water industry is considered by many analysts to be the fastest growing major market in the beverage industry. The bottled water industry has exhibited consistent annual growth over the last twenty years and the dollar amount of sales grew at a rate of 14% for 1999. According to a major reporter of bottled water statistics, bottled water sales increased to a $4.9 billion dollar business in 1999. Along with sales and volume, per person consumption has increased to nearly 15.5 gallons, up from 13 gallons in 1998. Driving the market's growth is the premium PET bottle segment which was up 35% in 1999, accounting for two-thirds of the market's overall growth. In 1981, bottled water consumption represented 1.8% of the U.S. consumption of total beverage sales. In 1999, that percentage had increased to 8.0%.



     The bottled water industry is generally broken down into two segments: sparkling and non-sparkling waters. Non-sparkling waters dominate the industry with an estimated 90% share of total market volume. Non-sparkling water gallonage has in fact realized uninterrupted growth every year since statistics have been kept on the bottled water industry when a major industry analyst began following this market in 1977.


STRATEGY

     Eldorado's goal is to expand its operations based on the continued success of its PET bottled water products. Eldorado's plan consists of multiple phases that ultimately are targeted to expand distribution of

Eldorado's retail products to regional and national markets. Aspects of Eldorado's strategy, utilizing the proceeds of this offering, include the following:


     Acquire Additional Water Rights. Our current production uses about 4,200,000 gallons from the springs. Because we only sell water bottled from our springs, we believe that to implement our business plan, it is necessary for us to acquire water rights, which will permit us to use substantially more water from our springs. Therefore, we seek to acquire rights to water which also flows into the same stream system to which our spring water would flow if not bottled by us. By acquiring rights to this replacement water and obtaining court approval of a replacement plan, we would increase our right to use our own spring water by close to an equal amount. We have entered into an agreement that provides us ten options to buy 10 acre-feet or approximately 3,250,000 gallons of water under each option that we believe is an acceptable source of replacement water. If we decide to complete this purchase, it will require an initial cash payment to the seller of $91,600 for each option. The price of each options increases by 9% per year after the date of court approval of the replacement plan. Additional details of this transaction and our other water rights are discussed in Eldorado and Its Business -- Water Rights.



     Build a Bottling Warehouse and Distribution Facility. Eldorado has entered into a contract to build an off-site warehouse and bottling facility to allow increased production capacity in order to facilitate expansion into new geographic markets. We are planning to build in Louisville, CO, 10 miles east of Eldorado Springs. This new facility will function as the bottling plant, distribution facility and offices. Phase I will include the construction of approximately 37,000 square feet of warehouse, bottling, and office space. It will also include the purchase of 6.6 acres of land. Phase II will complete the facility to a total of approximately 78,000 square feet. Construction of Phase I is expected to begin in November 2000 and to be completed by approximately June 2001. Construction costs for Phase I are estimated at $2,800,000 and financing for the facility will be acquired through traditional real estate loans. If financing is unavailable, Eldorado will continue to lease offsite facilities.



     Complete Onsite Facility Improvements. Eldorado has plans to improve the onsite facility by adding a fill station to service the vehicles delivering spring water to the new bottling facility. In addition, Eldorado has plans to remodel the resort area by modernizing the current facilities and services.



     Equip a Plastics Molding Facility. Phase II of the warehouse facility would be to purchase equipment and molds in order to produce PET bottles. This facility can operate within the warehouse/distribution facility. This would provide Eldorado with a more stable supply of the PET bottles and insure availability of the products in the future.



     Increase Marketing Efforts. Eldorado believes that building its brand awareness and consumer loyalty will allow Eldorado to expand distribution. Utilizing the proceeds from the offering, Eldorado intends to hire advertising experts and agencies to establish brand awareness and corporate image through media campaigns and special events. Proceeds will also be used for slotting fees and in-store promotions.



     Enter New Distribution Channels. Eldorado's chance for growth lies in the ability of Eldorado to expand into additional distribution channels. This would involve agreements with distributors in the Colorado area. This will allow Eldorado to build brand awareness and consumer loyalty by incorporating current sales strategies with its distributors.


CONSUMER TRENDS


     Much of the demand for bottled water is driven by consumer demand for pure, quality bottled water. The growth in consumption of non-sparkling water is attributed to consumer trends, including increased health and fitness awareness, concerns for municipal tap water quality and demand for convenience and innovative packaging. Generally, bottled water is perceived as being a natural beverage which is free of caffeine and sodium, at a time when more and more consumers are health conscious. These attributes and the increased availability of convenient packaging for natural spring water have contributed to the increase in bottled water consumption. The perception of bottled water as a healthy beverage has increased the demand for this product. The bottled water industry is considered by many analysts to be the fastest growing major market in the beverage industry.


     The introduction of bottled water in convenience packaging has recently driven the explosive growth of the retail segment of the bottled water market. This market has been driven by manufacturers who have begun bottling their water in smaller, more portable sizes, which are sold at retail and which are intended to fit the active lifestyles of bottled water consumers. Manufacturers have created a new sub-segment of the bottled water market that is now growing at a 30% rate for water in 1.5 liters bottles and smaller.


CONSOLIDATION


     The bottled water industry as a whole remains highly fragmented. Recent consolidation in the industry has created four large bottled water companies that, when combined, account for roughly 56% of industry sales. These four companies market an aggregate of over 25 different brands of water with no single brand accounting for more than 9% of total bottled water sales. Based on 1999 wholesale figures from a major industry analyst, the top 9 companies in the industry range in sales from $1,507 million for Perrier Group to $57 million for Glacier Water.


PRODUCTS


     Historically, sales of Eldorado's water have been made by selling 5 and 3 gallon bottles of water directly to home and business customers. More recently, Eldorado began selling its water at wholesale to retail grocery food stores with Eldorado's water packaged in smaller, more convenient sizes which are suitable for retail distribution. The products offered by Eldorado and their respective target markets are listed below:


                  PRODUCT                          TARGET MARKET
                  -------                          -------------
Five gallon bottles and three gallon bottles  Home/commercial delivery
One gallon bottles                            Retail food stores
PET consumer packaging                        Retail food stores

DISTRIBUTION CHANNELS


     Home/Commercial Delivery Business: The delivery market, generally consisting of the delivery of 5 and 3 gallon bottles of water to residential and commercial customers, provided the greatest amount of growth for the industry throughout the 1970's and the 1980's. Direct delivery of bottled water to homes and businesses has historically been the focus of Eldorado's business. Eldorado's bottled water delivery business primarily consists of the sale of 5 and 3 gallon containers of water to customers who lease water dispensers from Eldorado. Eldorado delivers these 5 and 3 gallon bottles directly to customers using its own fleet of trucks. Delivery sales are made primarily in the Denver/Boulder metropolitan area, but also include selected other cities along the Front Range in Colorado. Currently, Eldorado has about 11,000 active delivery accounts.



     PET Packaging/Retail Distribution Business: Sales of bottled water through retail grocery outlets has become an increasingly important channel of distribution for bottled water. Historically, retail outlets have sold bottled water in one and two gallon containers. While the delivery segment of the bottled water market was the chief driver of bottled water growth in the 1980's, the 1990's became the decade of the PET bottles sold at retail. In 1994, Eldorado introduced its water packaged in convenient consumer-sized or PET bottles. The first PET product introduced was the 1.5 liter bottle. This product was followed, in 1995, with 1.0 liter and 0.5 liter bottles.


     The sale of Eldorado's artesian spring water in PET bottles consists of the wholesale distribution of PET products to grocery store chains for retail sales located primarily in Colorado. Eldorado uses its own trucks to deliver its PET water products to grocery chain warehouses in the Denver metropolitan area. From there, Eldorado's water is shipped to grocery stores throughout Colorado. In addition, because some of the grocery chains distribution extends beyond Colorado, Eldorado's products are sold in grocery stores which are located in New Mexico, Wyoming, Kansas, Oklahoma and Texas.

     The key retail customers for Eldorado's PET products include Kroger's, the largest grocery chain in Colorado, and Rainbow Natural Foods, one of the largest wholesale food distributors in the state. Eldorado's product is also sold to retail customers at Safeway, Whole Foods, Wild Oats and Albertsons stores.


BOTTLING


     Currently, Eldorado's artesian spring water is bottled naturally at Eldorado's bottling facilities located at the source. Eldorado does not chemically treat the water and no chlorine, fluoride, calcium or other minerals or chemicals are added to, and nothing is removed from, the water during the bottling process.



     Eldorado's current bottling facilities are located on a portion of about 26 acres of land owned by Eldorado in Eldorado Springs, Colorado. Eldorado's bottling process uses several quality control precautions built in to keep product integrity. The spring water is bacteria free as it emanates from the earth due to the fact that the water is naturally lightly carbonated. The spring water originates 70 feet from the bottling plant and travels through an entirely closed system. Once at the plant, the water passes through a protective filter and an ultra-violet light which is required by local government regulations to safeguard against any contamination. The water is then treated with ozone for further protection against bacteria.


     The bottling process is conducted in a separate, sanitized fill room, where the bottles are filled utilizing a closed system. While still in the fill room, the bottles travel a few inches to the capper where they are sealed with a tamper evident plastic closure. The sealed bottles then exit the fill room and are labeled and date coded. They are then packaged in reshipper cases that are also date/run coded to assist in disaster recall planning.


     With the completion of the new off-site warehouse, Eldorado is planning on adding approximately $320,000 of additional high speed bottling equipment. After ozone treatment, the water will be trucked from the source at Eldorado Springs to the new facility in steel tanker trucks. Once at the plant, the water will be stored in stainless steel tanks until bottled. By utilizing the new facility, Eldorado will realize benefits in increased bottling speeds as well as efficiencies in transporting and storing of raw materials and finished goods.


WATER RIGHTS

     When Eldorado's founders bought the property in 1983, included in the purchase were certain water rights for Eldorado. These water rights were decreed by the District Court, Water Division No. 1 in Greeley, Colorado, on July 11, 1973. In that decree, the court decided that our water rights would allow us to withdraw water from several points on our property with priority dates ranging from December 1901 to December 1960. At that time, the court also decided that all water from the springs and wells on our property was tributary to the South Boulder Creek stream system. Under Colorado law, we have the right to beneficially use all the water physically available from the springs and wells on our property, if all downstream users with priority dates before ours are being satisfied with water available in the stream system. In the event these downstream users are not being satisfied with water in the stream system, we would have to stop using our water and let it flow downstream, or we could provide replacement water to the stream from an additional source.


     We currently lease water on an annual basis to be available in the event we needed to provide replacement water for downstream users. Under our lease agreement, if we needed to replace water for downstream users, the water would be made available from our lease source to the stream system in sufficient amounts to replace the water we use from our springs. In 2000, we lease enough replacement water to permit us to use at least 11,375,000 gallons of water from our spring to meet our bottling needs. This amount is substantially greater than we currently need. Our replacement water lease is on an annual basis, and must be renewed each year.



     To remove this year to year uncertainty, we are taking steps to acquire ownership of our own source of replacement water. On July 11, 2000, we entered into an agreement with the owner of a reservoir that gets water from and can return water to the South Boulder Creek stream system, which is the stream system into which the water from our springs flows. For $10,000, we received ten options. Each option may be exercised during a ten-year period that starts when we receive approval from the water court for our proposed replacement water plan. Each option covers 10 acre-feet of replacement water which may be used by us, if necessary, in the year we exercise the option, and in 10 acre-feet increments for each following year thereafter. Therefore, if we were to exercise all ten options, we would have acquired 100 acre-feet of replacement for our use each year. In the first year, each option will cost $91,600 to exercise. The options that are not exercised are subject to a 9% per year increase in the exercise cost. After paying the cost to exercise an option, the additional yearly cost for the right to use 10 acre-feet of water, is an annual assessment which is currently about $160.00 for each ten acre-feet.



     The water we would acquire upon exercise of the options, is water that is contained in a reservoir system. In the event we were to be restricted from using the water from our own springs, the owner of the reservoir system would release enough water into the South Boulder Creek stream system to replace the water we would continue to use from our springs. We expect that the replacement water would be released from the reservoir system at locations in the stream system that would allow us to use our spring water in equal volume to the volume replacement water released on our behalf. We project that our acquisition of replacement water, if approved by the water court, could enable us to bottle up to 32 million gallons of our spring water per year without the threat of having to stop operations. We currently bottle about 4,200,000 gallons per year of the annual flow of 105,000,000 gallons from our springs.



     Our use of this water as a replacement source will also need a decree from the water court. This process requires that we file a request for such decree with the court. Other water users then have time for objections. If any issues or objections remain after negotiations with the objectors, the matter then proceeds to court where, after trial, a decision is made. It is expected that this process could take from 12 to 30 months. We expect to file this request with the water court by the end of December 2000. We anticipate being able to continue to lease replacement water on a yearly basis until we determine whether our proposed amendment plan of water replacement is approved by the court.



     If the court approves the replacement plan, this new source of water for stream flow replacements could enable us to bottle up to 32 million gallons of water per year without the threat of having to stop operations. We currently bottle about 4,200,000 gallons per year of the spring's annual flow rate of 105,000,000 gallons.


MARKETING

     Eldorado focuses on three major areas in marketing its products: 3 and 5 gallon sales, small PET package product sales, and brand name recognition.


     The 3 and 5 gallon products are sold primarily through the acquisition of new accounts attracted by personal sales representatives strategically located throughout the area at local events. The efforts of this staff are augmented by yellow pages, radio, and television advertisements.


     The smaller packages sold through retail chain stores are effectively marketed by using point of purchase offers or incentives to gain new trial, usually in the form of discounts.

     Eldorado tries to build brand name awareness by sponsoring or participating in many local events. Eldorado Artesian Springs has sponsored the Boulder, Colorado July 4th Fireworks celebration, Eldorado Springs Cancer Research Run, 1999 World Alpine Ski Championship and takes part in many other local events.

SUPPLIES


     Water bottled by Eldorado comes from springs located on Eldorado's property which have been flowing for many years. Eldorado does not foresee any disruption of its operations as a result of supply problems. Suppliers of the bottles do experience seasonal shortages resulting from resin shortages, which may increase prices. Management has anticipated these shortages by implementing plans to inventory sufficient safety stocks and not interrupt production.

SEASONALITY OF BUSINESS

     Sales tend to be seasonal in the bottled water business. A 10% to 15% differential in sales is normally experienced between the peak summer months and the low winter months.

COMPETITION

     There is active competition in the bottled water market. Eldorado's competitors include more diversified companies, having substantially greater assets and larger sales organizations than Eldorado, as well as other small companies. Eldorado competes on the basis of customer service, product quality and price. Management believes that the products' superior taste, competitive pricing and attractive packaging are significant factors in maintaining Eldorado's competitive position.

ENVIRONMENT

     Eldorado's bottling operations are subject to regulation by the Food and Drug Administration. These regulations are administered by the Colorado Department of Public Health and Environment Consumer Protection Division. An independent, state-approved laboratory conducts weekly product and source bacteriological tests and annual inspections.

     Eldorado is also subject to regulation under the Colorado Primary Drinking Water Regulations and the United States Safe Drinking Water Act. These regulations pertain to the operation of the water utility system owned by Eldorado that services the town of Eldorado Springs. These regulations are also administered by the State of Colorado Health Department Drinking Water Division. Regular periodic testing is also needed for this operation and water is tested by independent labs.

     Additionally, Eldorado operates the company's public swimming pool which is regulated by Colorado. These regulations are administered by the Boulder County health department and require daily testing by Eldorado and periodic inspections by the health department.

OTHER BUSINESSES

     Eldorado's principal business is bottling and selling spring water. Eldorado also owns and operates a swimming pool on its property during the summer months. This part of the business accounts for about 2 to 3% of total revenues. Eldorado also owns rental units on the property and supplies water to some of the residential homes in Eldorado Springs. This part of the business accounts for about 2% of revenues. Neither of these businesses represent a significant part of Eldorado's results of operations.

EMPLOYEES


     Eldorado employs 64 full-time employees, 2 part-time employees and 14 seasonal employees during the summer resort months.


PROPERTIES


     Eldorado owns about 26 acres of land in Eldorado Springs, Colorado. In addition to real property, wells and springs, and water rights, Eldorado owns on this property a bottling plant, including building and bottling equipment, three buildings with a total of 2,000 square feet of office space, seven single family homes, a mobile home park with a maximum of 12 spaces, and an outdoor swimming pool. Eldorado uses the total production and warehousing space of about 12,000 square feet. Most of the buildings were built in the 1950's and improvements have been made over the years to keep the buildings up to current standards. Eldorado also leases 16 delivery trucks for use in its delivery business. Eldorado's bottling equipment and vehicles are less than ten years old and are in good working condition.

                                   MANAGEMENT


     The following table includes information about the directors and executive officers of Eldorado. Directors serve for one year terms.



                                                                       TENURE AS OFFICER
NAME                            AGE            POSITION(S)                OR DIRECTOR
----                            ---            -----------             -----------------
Douglas A. Larson*............  45    President and Director           1986 to present
Kevin M. Sipple...............  45    Vice President, Secretary and    1986 to present
                                      Chairman of the Board
Jeremy S. Martin..............  45    Vice President and Director      1986 to present
Robert E. Weidler.............  54    Vice President                   1998 to present
Cathleen M. Collins...........  32    Chief Financial Officer          1998 to present
George J. Schmitt*............  68    Director                         1998 to present
Don P. Van Winkle*............  44    Director                         1998 to present


---------------


*  Audit Committee members


     Douglas A. Larson was a co-founder of Eldorado and has been President of Eldorado since 1991. Mr. Larson's responsibilities include corporate strategy and administration of all operating activities at Eldorado. Before his association with Eldorado, Mr. Larson worked as a stockbroker with Richey-Frankel and Co. from 1981 to 1983 and with B.J. Leonard, Inc. from 1980 to 1981. Mr. Larson holds a Bachelor of Science Degree in Business Finance from the University of Colorado.


     Kevin M. Sipple was a co-founder of Eldorado and has served as Vice President and Secretary of Eldorado since 1991. Mr. Sipple's responsibilities include management of the wholesale products division. In addition, he is also responsible for quality control, testing, source protection and is a licensed Water Plant operator and manages the utility productions. Before his association with Eldorado, Mr. Sipple worked for King Soopers, Inc. from 1972 to 1983, serving in a variety of positions including inventory ordering and control. Mr. Sipple attended the University of Colorado from 1973 to 1978.


     Jeremy S. Martin was a co-founder of Eldorado and has served as Vice President since 1985. Mr. Martin's responsibilities include management of the 5 gallon sales and service business. In addition, he is also responsible for special event promotions and public relations. Before his association with Eldorado, Mr. Martin was an independent distributor for Sunasu International, a nutritional products manufacturer. Mr. Martin holds a Bachelor of Science Degree in Business from the University of Colorado.

     Robert E. Weidler joined Eldorado in 1990 and has served as Production Manager from 1991 to 1998. Currently, Mr. Weidler is Vice President and his responsibilities include inventory management, daily operations for finished goods and conforming to safety and health department standards and other governmental requirements. Mr. Weidler holds a Bachelor of Science Degree in Sociology from Michigan State University.

     Cathleen M. Collins joined Eldorado in 1990 and has served as Assistant Treasurer from 1991 to 1998. Currently, Ms. Collins is Chief Financial Officer and her responsibilities include the procurement of financing for growth of operations of Eldorado as well as overseeing the accounting functions for Eldorado, including the annual audit and corporate reporting. Ms. Collins holds a Bachelor of Science Degree in Economics and a Masters of Business Administration from the University of Colorado.


     George J. Schmitt has been a director of Eldorado since December 1998. From 1968 to 1996, Mr. Schmitt was CEO and President of Hinckley & Schmitt Bottled Water Group. Mr. Schmitt was a founding member of the American Bottled Water Association, now called the International Bottled Water Association, in 1959 and was inducted into the Industry Hall of Fame in 1991. Mr. Schmitt is also a director of Eureka Bottled Water Co. and National Fuel Corporation. Mr. Schmitt holds a Bachelor of Arts degree from Dartmouth.

     Don P. Van Winkle has been a director of Eldorado since December 1998. From 1996 to present, Mr. Van Winkle has served as President and CEO of Van Winkle's IGA, a family owned six store retail supermarket chain in New Mexico. From 1991 to 1996, he resided in Colorado where he provided contract chief financial officer and advisory services to a wide range of companies including Eldorado. From 1980 to 1991, Mr. Van Winkle was a corporate banker with the two largest Colorado based bank holding companies, formerly United Banks and First National Bancorporation. Mr. Van Winkle is a director of The Great Divide Brewing Company in Denver, Colorado and Fresh Produce Sportswear, Inc. in Boulder, Colorado. He holds a Bachelor of Science Degree in Finance from New Mexico State University.

COMMITTEE OF THE BOARD OF DIRECTORS

     The board of directors has elected Messrs. Larson, Schmidt and Van Winkle as the audit committee which will serve until the next annual meeting. Among other functions, the audit committee will make recommendations to the board of directors regarding the selection of independent auditors. The committee will also review the results and scope of the audit and other services provided by Eldorado's independent auditors. In addition, the committee will review Eldorado's financial statements and review and evaluate Eldorado's internal control functions.


     The board of directors acts as the compensation committee. The compensation committee assesses the effectiveness and approves the design of compensation programs within a consistent total compensation framework for the company. The committee also reviews and approves all salary arrangements and other remuneration for executives, evaluates executive performance, and considers related matters.


COMPENSATION OF OUTSIDE DIRECTORS


     Each outside director receives compensation totaling $1,000 for each annual or special meeting of the board he attends in person or by qualified electronic means. We also reimburse directors for travel and other out-of-pocket expenses incurred in attending meetings. In addition, each outside director will receive compensation totaling $500 for each committee meeting he attends in person or by electronic means. On December 7, 1998, Eldorado granted a total of 150,000 ten-year options to its outside directors which are exercisable at $2.75 per share. Assuming the outside director remains a director of Eldorado, the options vest at the rate of 25% each year beginning one year after the date of grant.


     In addition, if Eldorado engages an outside director as an independent consultant, for such duties and responsibilities as the president determines, the outside director will be compensated at the rate of $150 per hour, plus nominal travel expenses as agreed upon if needed.

     There are no family relationships between any directors or executive officers of Eldorado.

SUMMARY COMPENSATION TABLE


     The following table sets forth the compensation of Eldorado's President, Douglas A. Larson, for the fiscal years ended March 31, 1998, 1999 and 2000. No executive officer receives annual compensation in excess of $100,000 per year.


                              ANNUAL COMPENSATION


                                                                                   OTHER ANNUAL
NAME AND PRINCIPAL POSITION                               YEAR   SALARY    BONUS   COMPENSATION
---------------------------                               ----   -------   -----   ------------
Douglas A. Larson, President............................  2000   $90,866    --       $14,325
                                                          1999    77,759    --        13,107
                                                          1998    66,832    --         9,848



     Other annual compensation in the table above includes, for the fiscal year ended March 31, 2000, $6,400 for annual health care premiums, $2,725 for a 3% match for all contributions to the 401(k) plan and $5,200 for a car allowance.

STOCK OPTION PLAN



     On September 10, 1997, Eldorado adopted a stock option plan which set aside 875,000 shares for the grant of stock options. All options will be granted as incentive stock options or non-statutory stock options at 100% of fair market value on the date of grant. The stock option plan is administered by the board of directors. All officers, employees and directors of Eldorado and any subsidiaries are eligible to receive options under the stock option plan. The stock option plan will terminate by its terms on September 10, 2007, and may be terminated at any time by the exercise of all outstanding options.


     Options granted may be exercisable for up to ten years. If any options granted under the stock option plan expire, terminate or are canceled for any reason without having been exercised in full, shares reserved for those options will again be available for the purposes of the stock option plan. The purchase price of the common stock under each option will not be less than the fair market value of the common stock on the date on which the option is granted. The option price is payable either in cash, by the delivery of shares, or a combination of cash and shares.

     Options will be exercisable immediately, after a period of time or in installments at the discretion of the board of directors. Options will terminate no later than the expiration of ten years from the date of grant, or will terminate due to the end of service. Where termination of service is due to retirement or death, options may be exercised for an additional period of time following such termination of service. Otherwise, the option may be exercised only while the employee remains in the employ of Eldorado or one of its subsidiaries.


     As of September 30, 2000, 558,000 options were outstanding, of which 237,100 are fully vested. Of the options outstanding, 339,000 were issued on May 26, 1998 and 150,000 were issued on December 7, 1998, with an option price of $2.75 per share, 8,500 were issued on May 1, 1999, with an option price of $4.25 per share and 60,500 were issued on May 1, 2000 at $3.875 per share which represents the fair market value at the date of the grant as determined by the board of directors. Of the remaining 320,900 shares which have not vested, 37,500 vest in fiscal 2001, 84,100 in 2002, 89,300 in 2003, 56,000 in 2004,
25,000 in 2005, 14,000 in 2006 and 15,000 in 2007. Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service. Eldorado will not grant options in excess of 15% of its outstanding shares for the one year period after the closing of this offering.


PROFIT SHARING PLAN


     Eldorado has adopted a 401(k) profit sharing plan for its employees. Employees become eligible to participate in the plan once they have completed one year of service and have reached 21 years of age. Contributions by Eldorado and the employees vest immediately. Eldorado matches 100% of employee contributions, up to 3% of employee gross pay. Eldorado matched approximately $34,000 during the year ended March 31, 2000 and $24,000 during the year ended March 31, 1999. No profit sharing contributions were approved by the board of directors for the years ended March 31, 2000 and 1999.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information known to Eldorado regarding the beneficial ownership of Eldorado's common stock at the date of this prospectus and as adjusted assuming conversion of 1,000,000 shares of series A preferred stock. The table includes:


     - each person known by Eldorado to beneficially own more than 5% of Eldorado's common stock;

     - Eldorado's directors; and

     - the officers and directors of Eldorado as a group.


                                                                       PERCENT OWNED
                                                              -------------------------------
                                                              NUMBER OF    BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS                          SHARES     OFFERING   OFFERING
-------------------------------------                         ---------   --------   --------
Kevin M. Sipple.............................................    763,674     25.5%      19.1%
Douglas A. Larson...........................................    775,273     26.0%      19.4%
Jeremy S. Martin............................................    771,060     25.7%      20.9%
George J. Schmitt...........................................     25,000       --         --
Don P. Van Winkle...........................................     12,500       --         --
All Officers and Directors as a Group, 7 persons............  2,463,507     78.8%      59.7%



     Mr. Larson's shares include options to buy 11,600 shares held by his spouse. The shares owned by all officers and directors as a group include options to buy 58,000 shares each, held by Ms. Collins and Mr. Weidler. The percent owned after offering assumes the conversion of 1,000,000 shares of series A convertible preferred stock. The address of each person in this table is c/o Eldorado Artesian Springs, Inc., 294 Artesian Drive, Eldorado Springs, CO 80025.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     During the three years ended March 31, 2000, there were no transactions in which the amount involved exceeded $60,000 between Eldorado and any director, executive officer, any security holder known to own more than 5% of Eldorado's stock, or any immediate family member of any of the foregoing persons.


     All future material affiliated transactions and loans, and any forgiveness of loans, must be made or entered into on terms that are no less favorable to Eldorado than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of Eldorado's independent directors who do not have an interest in the transactions and who had access, at Eldorado's expense, to Eldorado's or independent legal counsel.

                               LEGAL PROCEEDINGS

     Eldorado is not involved in any material legal proceedings.

                         HISTORY OF SECURITY PLACEMENTS

12 FOR 1 REVERSE STOCK SPLIT

     In February 1998, Eldorado's board of directors approved a 12 for 1 reverse stock split. This reverse stock split was submitted to shareholder vote in March 1998, and was effective on April 1, 1998.

HISTORICAL STOCK ISSUANCES

     The founders of Eldorado operated the company as a private company from April 1983 until April 1987 when it was merged into Lexington Funding, Inc. Lexington Funding, Inc. was organized for the primary purpose of seeking selected mergers or acquisitions with a small number of business entities expected to be private companies, partnerships or sole proprietorships. Before April 1987, the primary activity of Lexington Funding, Inc. was directed to organizational efforts and getting initial financing. Lexington Funding, Inc. sold 208,333 shares of its $.001 par value common stock at $1.20 per share for total proceeds of $250,000 in a public offering which closed on December 17, 1986.

     Lexington Funding, Inc. acquired all the shares of Eldorado through a stock exchange. According to the merger of Eldorado and Lexington, Eldorado shareholders received an aggregate of 2,340,000 shares of Lexington Funding, Inc.'s common stock, representing 90% of the outstanding shares of Lexington Funding, Inc. after the acquisition. The number of shares of stock exchanged in the acquisition was determined through arms-length negotiations. In June 1988, Lexington changed its name to Eldorado Artesian Springs, Inc.

1998 PRIVATE PLACEMENT


     In April 1998, Eldorado closed on a private placement of 300,000 shares of its common stock, at $2.75 per share, to accredited investors through Mills Financial Services, Inc. Gross proceeds from the private placement were $825,000. Of the net proceeds, $690,000 was applied to:


     - purchase of machinery and equipment -- $250,000;

     - PET distribution expenses -- $150,000;


     - working capital -- $155,000; and



     - expenses for unsuccessful secondary offering -- $135,000.


                           DESCRIPTION OF SECURITIES

GENERAL


     Eldorado is authorized to issue 50,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. As of the date of this prospectus and before the closing of this offering, 2,995,495 shares of common stock were issued and outstanding. The outstanding common stock is fully paid and non-assessable. As of the date of this prospectus and before the closing of this offering, there were no shares of preferred stock issued and outstanding.


COMMON STOCK

     The holders of common stock are entitled to one vote per share. No cumulative voting is required or permitted. Therefore, the holders of a majority of shares voting for the election of directors can elect all directors, if they vote the same, and the remaining holders will not be able to elect any directors.

     Holders of common stock are entitled to receive such dividends, if any, as the board of directors may from time to time declare, out of funds Eldorado has legally available for the payment of dividends. Holders of the common stock are entitled to share pro rata in any dividends declared. It is not expected that dividends will be paid in the near future. Future dividend policy will depend upon conditions existing at that time, including Eldorado's earnings and financial condition.


     Upon liquidation, dissolution or winding-up of Eldorado, shareholders are entitled to receive pro rata all the assets of Eldorado available for distribution to shareholders, after satisfaction of the liquidation preference to the holders of series A convertible preferred stock. Shareholders of Eldorado do not have preemptive rights or other rights to subscribe for or buy any stock, options, warrants or other securities offered by Eldorado.



SERIES A CONVERTIBLE PREFERRED STOCK



     The following summary describes the material terms of the series A convertible preferred stock we are offering as part of the unit.



AUTHORIZED ISSUANCE



     Our board of directors has authorized the issuance of up to 2,000,000 shares of series A convertible preferred stock, including 1,000,000 shares as part of the units we are offering, and up to 100,000 shares subject to the representative's warrant. Additional shares of series A convertible preferred stock are reserved for issuance as dividends on the outstanding shares of series A convertible preferred stock.



DIVIDENDS



     When and if declared by our board of directors and to the extent permitted under Colorado law, we will pay preferential dividends to the holders of the series A convertible preferred stock. Dividends will be in the form of cash and additional shares of series A convertible preferred stock. Cash dividends and the issuance of series A convertible preferred stock as dividends are payable semi-annually, starting on May 1, 2001 and continuing each November 1 and May 1 thereafter to shareholders of record. Cash dividends will be payable upon the conversion of the series A convertible preferred stock on a pro rata basis for the number of days during the semi-annual period prior to conversion. Cash dividends on each share of series A convertible preferred stock will be calculated by accruing on a daily basis at an annual rate of 8% of the $5.00 purchase price allocated to the series A convertible preferred stock component of the unit. Dividends in the form of additional shares of series A convertible preferred stock valued at $5.00 per share will be calculated by accruing on a daily basis at an annual rate of 7% or .07 shares per year for each outstanding share of series A convertible preferred stock.



     We are not required to pay dividends to the holders of the series A convertible preferred stock. However, although not paid, both cash dividends and dividends payable in additional shares of series A convertible preferred stock will be cumulative in that all accrued and unpaid dividends will be fully paid or declared with funds irrevocably set apart and shares reserved for payment before any dividend, distribution or payment can be made with respect to our common stock or any other junior security. In the event that we do not declare a semi-annual dividend, or do not pay a dividend we declare, we will be required to increase the conversion ratio so that after any default in the payment of cash dividends, each share of preferred stock will be convertible into five shares of common stock without the requirement of any further payment.



DIVIDENDS -- ESCROW ACCOUNT FOR PAYMENT OF CASH DIVIDENDS



     At the closing of this offering, we will enter into an escrow agreement with Bank of Cherry Creek, Boulder, Colorado which provides that we will escrow $400,000 of the proceeds of this offering to pay the first year annual cash dividend to the holders of series A preferred stock. In addition, on a semi-annual basis, we will continue to fund the escrow account with sufficient funds so that the balance in the escrow account is at all times equal to the anticipated cash dividends payable for the next year. The account will remain until all shares of series A preferred stock are converted to common stock or redeemed by us.



CONVERSION



     Holders of series A convertible preferred stock may convert all or any of their shares of series A convertible preferred stock into shares or our common stock at any time, without further payment. The initial conversion ratio is one for one, with the conversion ratio adjusted proportionately for stock splits, stock dividends, recapitalizations, mergers, consolidations and similar events. In addition, all shares of series A preferred stock will convert into shares of common stock in the event the common stock price, adjusted for any stock splits, closes at a bid price of $10.00 or higher for a period of 30 consecutive trading days during the first year following the closing, or, after that first year, closes at a bid price of $12.50 or higher for 30 consecutive trading days. After the fourth anniversary of the closing of this offering, we may redeem all the outstanding series A convertible preferred stock at a price per share of $6.25 plus all accrued but unpaid dividends.



VOTING



     The holders of series A convertible preferred stock are not entitled to vote.



LIQUIDATION PREFERENCE



     Upon our liquidation, dissolution or winding up, holders of the series A convertible preferred stock will be entitle to receive $6.25 per share plus accrued but unpaid dividends before any payments to the holders of our common stock or any other securities ranking junior to the series A convertible preferred stock.



REDEMPTION



     After the fourth anniversary of the closing of this offering of units, we may redeem all the outstanding series A convertible preferred stock at a price per share of $6.25 plus all accrued but unpaid dividends.



RANKING



     The series A convertible preferred stock ranks senior to our common stock. We may issue preferred stock which ranks senior to the series A convertible preferred stock as to the payment of dividends and the distribution of assets on liquidation.


WARRANTS

  1998 Warrants


     In connection with the 1998 private placement, Eldorado issued to Mills Financial Services, Inc., for a price of $100, a warrant to buy 250,000 shares of common stock at an exercise price of $11.00 per share. The warrant will be exercisable at any time after October 22, 1999, but no later than April 22, 2003. The warrant provides for a single demand right of registration for the shares underlying the warrant. It also provides for additional rights to register the underlying shares on registration statements filed by Eldorado.


     In connection with the 1998 private placement, Eldorado issued to Mills Financial Services, Inc. for a price of $100, a warrant to buy 30,000 shares of common stock at an exercise price of $3.30 per share. The warrant will be exercisable at any time after October 22, 1999, but no later than April 22, 2003. The warrant provides for a single demand right of registration for the shares underlying the warrant. It also provides for additional rights to register the underlying shares on registration statements filed by Eldorado.


  Public Warrants



     The following summary describes the material terms of the public warrants we are offering as part of the unit.



 AUTHORIZED ISSUANCE



     Our board of directors has authorized the issuance of up to 1,100,000 public warrants, including 1,000,000 public warrants as a part of the units we are offering, and up to 100,000 public warrants subject to the representative's warrant.

  TERMS



     The terms of the public warrant are provided for in the warrant agreement. The holder of a public warrant is entitled to purchase one share of our common stock at an exercise price of $6.00 per share. The exercise price of the public warrant is subject to adjustment upon certain events such as stock splits, dividends on our common stock in the form of additional shares of common stock and similar transactions. The public warrants are exercisable immediately upon the closing of our unit offering. The exercise period for the public warrants expires at 5:00 p.m., Mountain time on the date that is three years from the date of this prospectus. We may at any time and from time to time extend the period during which the public warrants may be exercised, provided that we give written notice to the registered holders of the public warrants prior to the expiration date. We do not currently contemplate any extension of the exercise period for the public warrants.



     The public warrants may be transferred separately from the unit immediately upon the closing of this unit offering. We will issue certificates representing the public warrants. Subject to compliance with applicable securities laws, the certificates may be transferred or exchanged for new certificates of different denominations at the offices of our warrant agent. The public warrants do not permit the holder to vote, receive dividends or to exercise any of the rights of a holder of our common stock.



 EXERCISE -- REQUIREMENT OF CURRENT REGISTRATION STATEMENT



     In order to exercise the public warrants, there must be a current registration statement for the common stock underlying the public warrants in effect with the Securities and Exchange Commission and the applicable state securities authorities. We have undertaken, and intend to maintain a current registration statement as required to permit the exercise of the public warrants. However, maintaining a current registration statement could result in substantial expense and we cannot be assured that we will be able to maintain a current registration statement. In the event we do not maintain a current registration statement for the common stock to be issued upon exercise of the public warrants, they may be exercised only if there is an exemption from registration for the issuance of the common stock upon exercise. We, and our counsel, will make the sole determination of whether an exemption from registration is available. If we do not maintain a current registration statement or the underlying shares are not registered or qualified in your state of residence, the public warrants will likely have little or no value.



 EXERCISE -- PROCEDURES



     The public warrants may be exercised only upon surrender of the public warrant certificate at the offices of our transfer agent with the form on the reverse side of the public warrant completed and signed, accompanied by payment of the full exercise price for the number of public warrants being exercised. Upon completion of this process, we will issue one share of common stock for each public warrant properly exercised, subject to adjustment as required by the warrant agreement.



 NO REDEMPTION



     The public warrants may not be redeemed by Eldorado, and we cannot require that the public warrants be exercised.


  Representative's Warrant


     Eldorado has agreed to issue to American Fronteer Financial Corporation, for $1,000, a representative's warrant comprised of a warrant to purchase up to 100,000 shares of series A convertible preferred stock at $6.00 per share, and a warrant to purchase up to 100,000 public warrants at $0.12 per public warrant. The representative's warrant is exercisable for a period of four years beginning one year after the date of this prospectus. For a period of one year from the date of this prospectus, the representative's warrant will be restricted from sale, transfer, assignment or hypothecation, except to officers of American Fronteer Financial Corporation, other underwriters or their officers. The representative's warrants will contain anti-dilution provisions for appropriate adjustments of the exercise price of the representative's warrant to purchase public warrants upon the occurrence of certain events.



     The representative's warrants, the series A convertible preferred stock and public warrant components of the representative's warrants, as well as the common stock reserved for issuance upon the conversion of the series A convertible preferred stock and the exercise of the public warrants issuable upon exercise of representative's warrants, are being registered on the registration statement for this offering. Eldorado has agreed to maintain an effective registration statement with respect to these securities to permit their resale at all times during the period in which the representative's warrant is exercisable or the subject securities remain outstanding or issuable. In the event that Eldorado does not maintain the effectiveness of the registration statement, the representative's warrant provides for a single demand right of registration for all or a part of the securities.


  TRANSFER AGENT AND WARRANT AGENT


     Corporate Stock Transfer, Inc. has been appointed registrar and transfer agent for the units and the warrant agent for the warrants.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering of units, and assuming that the series A convertible preferred stock and the public warrants are immediately detached and separately issued, Eldorado will have 2,995,495 shares of common stock, 1,000,000 shares of preferred stock and 1,000,000 public warrants to purchase common stock issued and outstanding. Of these securities, 467,591 shares of common stock, 1,000,000 shares of preferred stock and 1,000,000 public warrants will be freely-tradable unless held by affiliates of Eldorado. All the remaining 2,527,904 shares of common stock will be restricted securities as that term is defined in Rule 144 published under the Securities Act, and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 published thereunder.



     In general, under Rule 144 a person who has beneficially owned his shares for one year, may sell in the open market within any three-month period a limited number of shares. The shares sold may not exceed the greater of 1% of the outstanding shares of Eldorado's common stock, or the average weekly trading volume in the common stock during the four calendar weeks before such sale. One percent of the outstanding shares will be about 29,954 shares. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about Eldorado. A person who is considered not to be an affiliate of Eldorado and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k). Rule 144(k) provides that shares may be sold without regard to the volume limitations or certain other restrictions of Rule 144. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an affiliate of Eldorado.



     Of the 2,527,904 restricted shares currently outstanding, a total of 2,298,407 shares are held by officers and directors of Eldorado. These officers and directors have entered into agreements with the representative of the underwriter that they will not sell these shares or any shares acquired when they exercise options for a period of one year following the date of this prospectus. Shares may be sold according to privately negotiated transactions or by the exercise of stock options. The underwriter has no plans, proposals, arrangements or understanding regarding waiver of the lock up agreements. The officers and directors are further subject to the volume limitations of Rule 144(e)(1) with respect to any such sales. Of the restricted shares outstanding, 229,497 shares were acquired from Eldorado by non-affiliates more than two years before the date of this prospectus.



     Additionally, 875,000 shares of Eldorado's common stock are reserved for issuance under Eldorado's stock option plan, of which 558,000 are outstanding. Of the 558,000 options outstanding, 72,000 options are immediately exercisable and saleable and 165,100 options are subject to lockup agreements with the representative for sale for one year after the completion of this offering and 320,900 are not immediately exercisable.



     Future sales of substantial amounts of preferred stock in the public market, or the availability of such shares for future sale, could impair Eldorado's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices for Eldorado's stock.


                                  UNDERWRITING


     Subject to the terms and conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom American Fronteer Financial Corporation is acting as representative, the number of units set forth opposite each name below:



                                                            NUMBER OF
UNDERWRITERS                                                  UNITS
------------                                                ---------
American Fronteer Financial Corporation..................
                                                            ---------
          Total..........................................   1,000,000



     The underwriting agreement provides that the underwriters are obligated to purchase all the units in this offering if any are purchased.



     The underwriters propose to offer the units initially at the public offering price on the cover page of this prospectus and to selling group members
at that price less a concession of $     per unit. After the initial public
offering, the public offering price and concession to selling group members may be changed by the representative. The representative has informed us that the underwriters do not intend to sell any of the units to accounts over which any underwriter exercises discretionary authority.



EXPENSES



     Underwriting compensation will consist of the underwriting discount and reimbursement of expenses described below. The underwriting discount consists of the difference between the amount paid by the underwriters to purchase the units from us and the offering price of the units to the public. The underwriting discount will be 10% of the public offering price per unit. The following table summarized the underwriting discount to be paid by us to the underwriters in connection with this offering.



Per Unit.................................................   $   0.51
          Total..........................................   $510,000



     We have agreed to pay American Fronteer Financial Corporation a non-accountable expense allowance of $75,000. A total of $33,000 has been paid as of the date of this prospectus. If American Fronteer Financial Corporation does not complete this offering, it is required to repay us all funds advanced, except for out-of-pocket expenses actually incurred for the offering.



     At the closing of this offering, and subject to the terms and conditions of the underwriting agreement, we have agreed to sell to American Fronteer Financial Corporation for $1,000, the representative's warrant giving American Fronteer Financial Corporation the right to purchase up to 100,000 shares of Series A preferred stock at $6.00 and a warrant to purchase up to 100,000 public warrants at $0.12 per warrant. The representative's warrant is exercisable for a period of four years commencing one year from the date of this prospectus. For a period of one year from the date of this prospectus, the representative's warrants will be restricted from sale, transfer, assignment or hypothecation, except to officers of American Fronteer Financial Corporation, other underwriters or members of the selling group, and/or their officers. The representative's warrants will contain anti-dilution provisions regarding adjustments of the exercise prices of the representative's warrants as well as the conversion or exercise prices of the securities acquired upon exercise of the representative's warrants, upon the occurrence of specific events, including stock dividends, stock splits and recapitalizations.

     The representative's warrant, the series A preferred stock and the public warrants issuable upon exercise of the representative's warrant, as well as the common stock reserved for issuance upon conversion of the series A preferred stock and the exercise of the public warrants, are being registered on the registration statement for this offering. We have agreed to maintain an effective registration statement with respect to these securities to permit resale at all times during the period in which the representative's warrant is exercisable. In the event that we do not maintain an effective registration statement for these securities, the representative's warrant contains demand and piggyback registration rights relating to the series A preferred stock and the public warrants issuable upon exercise of the representative's warrant, and the common stock issuable upon conversion or exercise of these securities. As a result, for the life of the representative's warrant, the holders will have the opportunity to profit from a rise in the market for our securities. In addition, our agreement to maintain an effective registration statement and, in the event we do not, to provide the demand and piggyback registration rights, may make it more difficult for us to raise additional capital.



LOCK-UP AGREEMENTS



     Our executive officers and directors have, for a period of one year from the date of this prospectus, agreed not to offer to sell, contract to sell or otherwise dispose of, loan, pledge or grant any rights with respect to any shares of common stock, preferred stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock or preferred stock without the prior written consent of American Fronteer Financial Corporation. However, during this one year, we will not require the consent of American Fronteer Financial Corporation to effect the issuance of the series A preferred stock or the public warrants which are the components of the units we are offering to the public. Nor during this period will we require the consent of American Fronteer Financial Corporation for the issuance of common stock upon the conversion of the Series A preferred stock or exercise of the public warrants which we are issuing as components of the units we are offering to the public. We may also issue common stock upon the exercise of employee stock options and third party warrants which are outstanding on the date of this prospectus.



INDEMNIFICATION



     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments, which the underwriters may be required to make in that respect.



LISTING



     We have applied for listing of our common stock, the units we are offering and the series A preferred stock and public warrants which are the components of units on the Nasdaq SmallCap Market.



PUBLIC OFFERING PRICE



     Before this offering, there has been only a sporadic public market for our common stock, and there has been no public market for the units, series A convertible preferred stock or the public warrants. Consequently, the public offering price for the units was decided by negotiation between us and American Fronteer Financial Corporation. Among the factors considered in determining the public offering price for the units were:


     - prevailing market conditions;


     - the terms and conditions of the series A convertible preferred stock;



     - our results of operations in recent periods;



     - the present stage of our development;



     - estimates of our business potential;

     - an assessment of our management; and



     - the current state of the bottle water industry.



STABILIZATION



     The underwriter may engage in stabilizing transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.



     - Stabilizing transactions permit bids to purchase the underlying security so long as stabilizing bids do not exceed a specified maximum.



     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the unit originally sold by that syndicate member is purchased in a stabilizing transaction.



These stabilizing transactions and penalty bids may cause the price of the unit to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.


                   COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Eldorado according to its bylaws, or otherwise, Eldorado has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore, is unenforceable. If a claim for indemnification against such liabilities (other than the payment by Eldorado of expenses incurred or paid by a director, officer or controlling person of Eldorado in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Eldorado will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 LEGAL MATTERS


     The legality of the shares offered in this prospectus, will be handled for Eldorado by Chrisman, Bynum & Johnson, P.C. Peter B. Shaeffer, Esq. will handle certain legal matters for the underwriter.


                                    EXPERTS


     The financial statements of Eldorado as of March 31, 2000 and for the years ended March 31, 2000 and 1999 have been included in reliance upon the report of Ehrhardt Keefe Steiner & Hottman, P.C., independent certified public accountants, as given upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the six months ended September 30, 2000 and 1999, the independent certified public accountants have not reviewed or audited such financial information and have not expressed an opinion or any other form of assurance with respect to such financial information.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
                                                               ----
Independent Auditors' Report................................   F-2
Financial Statements
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statement of Stockholders' Equity.........................   F-5
  Statements of Cash Flows..................................   F-6
Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Eldorado Artesian Springs, Inc.
Eldorado Springs, Colorado

     We have audited the accompanying balance sheet of Eldorado Artesian Springs, Inc. as of March 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eldorado Artesian Springs, Inc. at March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2000 and 1999 in conformity with generally accepted accounting principles.

                                            EHRHARDT KEEFE STEINER & HOTTMAN PC

May 12, 2000
Denver, Colorado

                        ELDORADO ARTESIAN SPRINGS, INC.

                                 BALANCE SHEETS


                                                              MARCH 31,    SEPTEMBER 30,
                                                                 2000          2000
                                                              ----------   -------------
                                                                            (UNAUDITED)
ASSETS

Current assets
  Cash......................................................  $  360,644    $  266,049
  Accounts receivable
     Trade -- net...........................................     680,122       852,163
     Other..................................................      37,633        37,920
  Inventories...............................................     198,781       234,154
  Prepaid expenses and other................................      43,604        21,574
  Deferred income taxes.....................................      18,165        18,165
                                                              ----------    ----------
          Total current assets..............................   1,338,949     1,430,025
                                                              ----------    ----------
Property, plant & equipment -- net..........................   1,798,744     1,827,857
                                                              ----------    ----------
Other assets
  Water rights -- net.......................................     105,642       103,398
  Other -- net..............................................      50,863       131,433
                                                              ----------    ----------
          Total other assets................................     156,505       234,831
                                                              ----------    ----------
                                                              $3,294,198    $3,492,713
                                                              ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................  $  140,327    $  322,200
  Accrued expenses..........................................     109,921       123,797
  Customer deposits.........................................     114,337       124,244
  Current maturities of long-term debt......................     244,489       277,349
                                                              ----------    ----------
          Total current liabilities.........................     609,074       847,590
Long-term liabilities
  Long-term debt............................................   1,275,858     1,233,548
  Deferred income taxes.....................................      76,158        76,158
                                                              ----------    ----------
          Total liabilities.................................   1,961,090     2,157,296
                                                              ----------    ----------
Commitments
Stockholders' equity
  Preferred stock, par value $.001 per share; 10,000,000
     shares authorized July, 2000; 0 shares issued and
     outstanding............................................          --            --
  Common stock, par value $.001 per share; 50,000,000 shares
     authorized; 2,995,495 issued and outstanding...........       2,995         2,995
  Additional paid-in capital................................     984,656       984,656
  Retained earnings.........................................     345,457       347,766
                                                              ----------    ----------
                                                               1,333,108     1,335,417
                                                              ----------    ----------
                                                              $3,294,198    $3,492,713
                                                              ==========    ==========


                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF OPERATIONS

                                                 FOR THE YEARS ENDED     FOR THE SIX MONTHS ENDED
                                                      MARCH 31,                SEPTEMBER 30,
                                               -----------------------   -------------------------
                                                  2000         1999         2000          1999
                                               ----------   ----------   -----------   -----------
                                                                                (UNAUDITED)
Revenue
  Water and related..........................  $5,142,552   $3,888,443   $3,077,047    $2,589,732
  Pool.......................................     127,186       99,435       83,042        68,641
  Rentals....................................      59,200       48,944       25,800        24,800
                                               ----------   ----------   ----------    ----------
          Net revenue........................   5,328,938    4,036,822    3,185,889     2,683,173
Cost of goods sold...........................     925,378      546,900      637,914       439,467
                                               ----------   ----------   ----------    ----------
Gross profit.................................   4,403,560    3,489,922    2,547,975     2,243,706
                                               ----------   ----------   ----------    ----------
Operating expenses
  Salaries and related.......................   2,013,670    1,539,275    1,255,713     1,019,470
  Administrative and general.................     791,779      670,854      480,026       380,550
  Delivery...................................     289,092      259,240      179,803       144,821
  Advertising and promotion..................     581,767      356,613      385,861       343,772
  Depreciation and amortization..............     295,316      314,800      178,472       156,611
                                               ----------   ----------   ----------    ----------
                                                3,971,624    3,140,782    2,479,875     2,045,224
                                               ----------   ----------   ----------    ----------
Operating income.............................     431,936      349,140       68,100       198,482
                                               ----------   ----------   ----------    ----------
Other income (expense)
  Interest income............................       8,197       16,242        5,318         3,360
  Interest expense...........................    (125,929)    (147,532)     (69,865)      (59,367)
  Loss on sale of asset......................      (6,532)          --           --            --
  Stock offering costs.......................    (352,653)          --           --            --
                                               ----------   ----------   ----------    ----------
                                                 (476,917)    (131,290)     (64,547)      (56,007)
                                               ----------   ----------   ----------    ----------
(Loss) income before income taxes............     (44,981)     217,850        3,553       142,475
Provision for income taxes...................       1,026       79,736        1,244        49,866
                                               ----------   ----------   ----------    ----------
Net (loss) income............................  $  (46,007)  $  138,114   $    2,309    $   92,609
                                               ==========   ==========   ==========    ==========
Basic (loss) earnings per common share.......  $    (0.02)  $     0.05   $     0.00    $     0.03
                                               ==========   ==========   ==========    ==========
Weighted average number of shares
  outstanding................................   2,995,495    2,995,495    2,995,495     2,995,495
                                               ==========   ==========   ==========    ==========

                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED MARCH 31, 2000 AND 1999


                  AND THE SIX MONTHS ENDED SEPTEMBER 30, 2000


                                             COMMON STOCK      ADDITIONAL
                                          ------------------    PAID-IN     RETAINED
                                           SHARES     AMOUNT    CAPITAL     EARNINGS     TOTAL
                                          ---------   ------   ----------   --------   ----------
Balance -- March 31, 1998...............  2,695,495   $2,695    $294,875    $253,350   $  550,920
Sale of common stock....................    300,000     300      689,781          --      690,081
Net income..............................         --      --           --     138,114      138,114
                                          ---------   ------    --------    --------   ----------
Balance -- March 31, 1999...............  2,995,495   2,995      984,656     391,464    1,379,115
Net loss for the year...................         --      --           --     (46,007)     (46,007)
                                          ---------   ------    --------    --------   ----------
Balance -- March 31, 2000...............  2,995,495   2,995      984,656     345,457    1,333,108
Net income for the period April 1, 2000
  to September 30, 2000 (unaudited).....         --      --           --       2,309        2,309
                                          ---------   ------    --------    --------   ----------
Balance -- September 30, 2000
  (unaudited)...........................  2,995,495   $2,995    $984,656    $347,766   $1,335,417
                                          =========   ======    ========    ========   ==========

                       See notes to financial statements

                        ELDORADO ARTESIAN SPRINGS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                       FOR THE SIX MONTHS
                                                               FOR THE YEARS ENDED            ENDED
                                                                    MARCH 31,             SEPTEMBER 30,
                                                              ---------------------   ---------------------
                                                                2000        1999        2000        1999
                                                              ---------   ---------   ---------   ---------
                                                                                           (UNAUDITED)
Cash flows from operating activities
  Net (loss) income.........................................  $ (46,007)  $ 138,114   $   2,309   $  92,609
                                                              ---------   ---------   ---------   ---------
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities:
    Depreciation and amortization...........................    295,316     314,800     178,472     156,611
    Stock offering costs....................................    352,653          --          --          --
    Loss on sale of asset...................................      6,532          --          --          --
    Deferred income taxes...................................     14,943       6,958          --          --
    Changes in certain assets and liabilities:
      Accounts receivable...................................    (85,460)   (128,469)   (172,328)    (86,366)
      Inventories...........................................      6,483     (82,563)    (35,373)    (19,042)
      Prepaid expenses and other............................    (10,498)     15,207      22,030     (11,165)
      Accounts payable......................................    (12,230)     22,810     181,873      36,744
      Accrued expenses......................................    (24,084)     54,875      13,876      16,466
      Customer deposits.....................................     39,580      25,579       9,907      21,929
                                                              ---------   ---------   ---------   ---------
                                                                583,235     229,197     198,457     115,177
                                                              ---------   ---------   ---------   ---------
        Net cash provided by operating activities...........    537,228     367,311     200,766     207,786
                                                              ---------   ---------   ---------   ---------
Cash flows from investing activities
  Proceeds from sale of equipment...........................      1,575          --          --          --
  Purchase of property, plant and equipment.................   (158,421)   (388,161)    (90,649)   (112,309)
  Purchase of other assets..................................     (3,348)     (4,221)    (83,472)    (10,414)
                                                              ---------   ---------   ---------   ---------
        Net cash flows used in investing activities.........   (160,194)   (392,382)   (174,121)   (122,723)
                                                              ---------   ---------   ---------   ---------
Cash flows from financing activities
  Net payments on line-of-credit............................         --     (40,000)         --          --
  Payments on long-term debt................................   (224,503)   (134,410)   (121,240)    (34,162)
  Proceeds from sale of common stock........................         --     825,000          --          --
  Costs related to issuance of common stock.................         --    (134,919)         --          --
  Stock offering costs......................................   (153,326)   (199,327)         --     (66,212)
                                                              ---------   ---------   ---------   ---------
        Net cash flows (used in) provided by financing
          activities........................................   (377,829)    316,344    (121,240)   (100,374)
                                                              ---------   ---------   ---------   ---------
Net (decrease) increase in cash.............................       (795)    291,273     (94,595)    (15,311)
Cash -- beginning of period.................................    361,439      70,166     360,644     361,439
                                                              ---------   ---------   ---------   ---------
Cash -- end of period.......................................  $ 360,644   $ 361,439   $ 266,049   $ 346,128
                                                              =========   =========   =========   =========
Supplemental disclosures of cash flow information:
  Cash paid for interest was $125,929 and $147,532 (March
    31, 2000 and 1999, respectively) and $69,865 and $59,367
    (September 30, 2000 and 1999, respectively). Cash paid
    for income taxes was $59,094 and $34,426 (March 31, 2000
    and 1999, respectively).
Supplemental disclosures of non-cash investing and financing activities:
  Equipment acquired through capital leases was $160,129 and
    $164,306 (March 31, 2000 and 1999, respectively) and
    $111,790 and $66,734 (September 30, 2000 and 1999,
    respectively.



                       See notes to financial statements.

                        ELDORADO ARTESIAN SPRINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Eldorado Artesian Springs Inc. (the "Company") is a Colorado corporation, which primarily sells bottled artesian spring water and rents water dispensers. The Company also rents housing, and during the summer months, it operates a natural artesian spring pool. The Company grants credit to its customers, substantially all of who are located in Colorado.

  Interim Financial Statements

     In the opinion of the company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at September 30, 2000, and the results of its operations and changes in cash flows for the six months ended September 30, 2000 and 1999. The results of operations for the six months ended September 30, 2000, are not necessarily indicative of the results to be expected for the full year.

  Inventories

     Inventories consist primarily of water bottles and packaging and are stated at the lower of cost or market, on a first-in, first-out basis.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Machinery, equipment, furniture and fixtures are depreciated using various methods over their estimated useful lives, which range from three to seven years. Buildings and improvements are depreciated using the straight-line method over their estimated useful lives, which range from fifteen to thirty-nine years.

  Other Assets

     Other assets consisting of water rights, customer lists, loan fees and other costs are carried at cost and are being amortized on the straight-line basis over five to forty years.

  Customer deposits

     Customer deposits consist primarily of deposits on bottles.

  Fair Value of Financial Instruments

     The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, deposits and accrued expenses approximated fair value because of the relatively short maturity of these instruments.

     Due to rates currently available to the Company for debt, which are similar to terms on the remaining maturities, the fair value of existing debt approximates carrying value.

  Concentration of Credit Risk

     The Company maintains cash in bank accounts, which, at times may exceed FDIC insurance limits. Financial instruments, which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company grants credit to customers located primarily in Colorado. The Company periodically performs credit analysis and monitors the financial condition of its clients in order to minimize credit risk.

                        ELDORADO ARTESIAN SPRINGS, INC.

  Stock Based Compensation

     The Company has adopted SFAS 123 "Accounting for Stock-Based Compensation" (SFAS 123), which requires disclosure of the fair value and other characteristics of stock options. The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25).

  Basic Earnings Per Share

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 established new definitions for calculating and disclosing basic and diluted earnings per share. Basic earnings per share is based upon the weighted average number of shares outstanding as defined in SFAS 128. No diluted earnings per share is presented as there are no potential dilutive common shares.

  Revenue and Expense

     Revenue is recognized on the sale of its products as customer shipments are made. Returns are recognized when the product is received. Rental revenue is recognized on a monthly basis upon commencement of the lease agreement.

  Advertising Costs

     Advertising costs are expensed as incurred.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        ELDORADO ARTESIAN SPRINGS, INC.

NOTE 2 -- SELECTED BALANCE SHEET INFORMATION

                                                               MARCH 31,    SEPTEMBER 30,
                                                                 2000           2000
                                                              -----------   -------------
                                                                             (UNAUDITED)
Accounts receivable
  Trade.....................................................  $   730,122    $   934,163
  Less allowance for doubtful accounts......................      (50,000)       (82,000)
                                                              -----------    -----------
                                                              $   680,122    $   852,163
                                                              ===========    ===========
Property, plant and equipment
  Land......................................................  $   225,194    $   225,194
  Buildings and improvements................................    1,208,072      1,229,212
  Machinery and equipment...................................    2,362,933      2,508,812
  Vehicles..................................................       11,971         11,971
  Office furniture and fixtures.............................      181,530        216,951
                                                              -----------    -----------
                                                                3,989,700      4,192,140
  Less accumulated depreciation.............................   (2,190,956)    (2,364,283)
                                                              -----------    -----------
                                                              $ 1,798,744    $ 1,827,857
                                                              ===========    ===========

Water rights................................................  $   179,500    $   179,500
Less accumulated amortization...............................      (73,858)       (76,102)
                                                              -----------    -----------
                                                              $   105,642    $   103,398
                                                              ===========    ===========
Other assets
  Customer lists, loan fees and other.......................  $    74,240    $   157,711
  Less accumulated amortization.............................      (23,377)       (26,278)
                                                              -----------    -----------
                                                              $    50,863    $   131,433
                                                              ===========    ===========
Accrued expenses
  Property taxes............................................  $    20,538    $    11,298
  Sales tax.................................................       15,492         11,917
  Payroll and payroll taxes.................................       73,891         83,916
  Other.....................................................           --         16,666
                                                              -----------    -----------
                                                              $   109,921    $   123,797
                                                              ===========    ===========

                        ELDORADO ARTESIAN SPRINGS, INC.

NOTE 3 -- LONG-TERM DEBT


                                                              MARCH 31,    SEPTEMBER 30,
                                                                 2000          2000
                                                              ----------   -------------
                                                                            (UNAUDITED)
NOTES PAYABLE
Note payable to bank due June 20, 2012, interest at bank
  prime (9% at March 31, 2000) adjusted bi-annually. Monthly principal and interest payments of $12,244 with all unpaid principal and interest due at maturity.
  Cross-collateralized by substantially all assets of the
  Company...................................................  $1,062,971    $1,032,465
Note payable to bank due June 20, 2002, interest at bank
  prime plus 1.25% (10.25% at March 31, 2000). Monthly
  principal and interest payments of $6,346 with all unpaid
  principal and interest due at maturity. Cross-
  collateralized by substantially all assets of the
  Company...................................................     151,397       120,758
CAPITAL LEASES
Capital lease for equipment. Interest rate approximates 11%
  with monthly minimum lease payments of $3,159, due April
  1, 2002...................................................      85,940        68,341
Capital leases for equipment. Interest rates approximate 11%
  with combined monthly minimum lease payments of
  approximately $12,200, maturing over various dates from
  June 2001 through August 2003.............................     220,039       289,333
                                                              ----------    ----------
                                                              $1,520,347    $1,510,897
                                                              ==========    ==========


     The cost of equipment under capital lease at March 31, 2000 and September 30, 2000 was $445,000 and $520,000 with accumulated depreciation of approximately $125,000 and $165,000, respectively.

     Future maturities of long-term debt at March 31, 2000 are:


                                                      NOTES       CAPITAL
YEAR ENDING MARCH 31,                                PAYABLE      LEASES       TOTAL
---------------------                               ----------   ---------   ----------
2001..............................................  $  116,340   $ 154,132   $  270,472
2002..............................................     127,778     136,409      264,187
2003..............................................      78,973      55,695      134,668
2004..............................................      68,289          --       68,289
2005..............................................      74,695          --       74,695
Thereafter........................................     748,293          --      748,293
                                                    ----------   ---------   ----------
                                                     1,214,368     346,236    1,560,604
Less amount representing interest.................          --     (40,257)     (40,257)
                                                    ----------   ---------   ----------
Total principal...................................   1,214,368     305,979    1,520,347
Less current portion..............................    (116,340)   (128,149)    (244,489)
                                                    ----------   ---------   ----------
                                                    $1,098,028   $ 177,830   $1,275,858
                                                    ==========   =========   ==========


NOTE 4 -- LINE-OF-CREDIT

     The Company entered into an agreement with a bank for a line-of-credit of $500,000 due June 2001. The interest rate is calculated at prime plus 0.5%, which was 9.5% at March 31, 1999. Interest is payable monthly and the line is cross-collateralized by substantially all of the assets of the Company. There was no outstanding balance at March 31, 2000 or September 30, 2000.

                        ELDORADO ARTESIAN SPRINGS, INC.

NOTE 5 -- INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

     The net current and long-term deferred tax in the accompanying balance sheet includes the following deferred tax assets and liabilities.

                                                              MARCH 31,   SEPTEMBER 30,
                                                                2000          2000
                                                              ---------   -------------
                                                                           (UNAUDITED)
Current deferred tax asset..................................   $18,165       $18,165
Current deferred tax liability..............................        --            --
                                                               -------       -------
Net current deferred tax asset..............................   $18,165       $18,165
                                                               =======       =======
Long-term deferred tax asset................................   $76,158       $76,158
Long-term deferred tax liability............................        --            --
                                                               -------       -------
Net long-term deferred tax liability........................   $76,158       $76,158
                                                               =======       =======

     The provision for income taxes is summarized as follows:

                                                   FOR THE YEARS      FOR THE SIX MONTHS
                                                       ENDED                ENDED
                                                     MARCH 31,          SEPTEMBER 30,
                                                 ------------------   ------------------
                                                   2000      1999      2000       1999
                                                 --------   -------   -------   --------
                                                                         (UNAUDITED)
Current........................................  $(13,917)  $72,778   $1,244    $49,866
Deferred.......................................    14,943     6,958       --         --
                                                 --------   -------   ------    -------
                                                 $  1,026   $79,736   $1,244    $49,866
                                                 ========   =======   ======    =======

     The following is a reconciliation of income taxes at the Federal Statutory rate with income taxes recorded by the Company.

                                                                          FOR THE SIX MONTHS
                                                    FOR THE YEARS ENDED         ENDED
                                                         MARCH 31,          SEPTEMBER 30,
                                                    -------------------   ------------------
                                                      2000       1999      2000       1999
                                                    --------   --------   -------   --------
                                                                             (UNAUDITED)
Computed income taxes at statutory rate -- net of
  surtax..........................................  $(6,900)   $73,036    $1,100    $17,430
State income taxes, net of Federal income tax
  benefit and other...............................    7,926      6,700       144      1,000
                                                    -------    -------    ------    -------
                                                    $ 1,026    $79,736    $1,244    $18,430
                                                    =======    =======    ======    =======

                        ELDORADO ARTESIAN SPRINGS, INC.

     Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                              MARCH 31,   SEPTEMBER 30,
                                                                2000          2000
                                                              ---------   -------------
                                                                           (UNAUDITED)
Differences related to fixed assets.........................  $(68,050)     $(68,050)
Differences related to other assets.........................    (8,108)       (8,108)
Allowance for doubtful accounts.............................    18,165        18,165
                                                              --------      --------
                                                              $(57,993)     $(57,993)
                                                              ========      ========

NOTE 6 -- COMMITMENTS


     The Company has various long-term leases for delivery trucks, vehicles, equipment and property. The following is a schedule by year of approximate future minimum lease payments as of March 31, 2000.


FOR THE YEAR ENDING MARCH 31,
-----------------------------
     2001................................................   $192,474
     2002................................................    153,658
     2003................................................    143,700
     2004................................................    133,932
     2005................................................    130,764
     Thereafter..........................................     40,575
                                                            --------
                                                            $795,103
                                                            ========

     Total rental expense for the fiscal years ended March 31, 2000 and 1999 was approximately $251,000 and $222,000, respectively. Total rent expense for the six months ended September 30, 2000 and 1999 was approximately $170,000 and $100,000, respectively.

NOTE 7 -- STOCKHOLDERS' EQUITY

  Stock Offering Costs


     During the fourth quarter of the fiscal year ended March 31, 2000, the Company aborted an attempt to complete a secondary public offering of common stock. Prior to the fourth quarter, expenses related to this offering were being capitalized as an asset and accounted for as deferred offering costs. Since the offering was never consummated, such costs were expensed and are shown as $352,653 of stock offering costs on the statement of operations.


  Private Placement

     On April 22, 1998, the Company completed a private placement of 300,000 shares of common stock at $2.75 per share. The Company received proceeds net of offering costs of approximately $690,000 from the private placement.

     In connection with the private placement, the Company issued a warrant to purchase 30,000 and 250,000 shares of common stock at $3.30 and $11.00 per share, respectively. Both warrants are exercisable until expiration on April 22, 2003.

                        ELDORADO ARTESIAN SPRINGS, INC.

  Stock Option Plan

     On May 19, 1998, the Company registered 875,000 shares of common stock of the Company pursuant to the 1997 stock option plan (the Plan). The Plan provides for the grant of stock options to employees, directors and consultants of the Company. From time to time, the board may grant options to advance the interest of the Company.

     As of September 30, 2000, 558,000 options were outstanding, of which 237,100 are fully vested. Of the options outstanding, 339,000 were issued on May 26, 1998, and 150,000 were issued on December 7, 1998, with an option price of $2.75 per share; 8,500 options were issued on May 1, 1999, with an option price of $4.25 per share; 60,500 options were issued on May 1, 2000, with an option price of $3.875 per share. All options were granted with an option price equal to fair market value at the date of grant. The 320,900 unvested options vest in accordance with the following schedule:

FISCAL
YEAR END                                                    NUMBER OF
OPTIONS VEST                                                 OPTIONS
------------                                                ---------
2001.....................................................     37,500
2002.....................................................     84,100
2003.....................................................     89,300
2004.....................................................     56,000
2005.....................................................     25,000
2006.....................................................     14,000
2007.....................................................     15,000
                                                             -------
                                                             320,900
                                                             =======

     Options will terminate no later than the expiration of ten years from the date of grant, subject to earlier termination due to termination of service.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans.

     Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income and income per share would have been decreased to the pro forma amounts indicated below:

                                                 FOR THE YEARS ENDED    FOR THE SIX MONTHS
                                                      MARCH 31,         ENDED SEPTEMBER 30,
                                                 --------------------   -------------------
                                                   2000        1999       2000       1999
                                                 ---------   --------   --------   --------
                                                                            (UNAUDITED)
Net (loss) income -- as reported...............   (39,170)   138,114      1,244     49,866
Net (loss) income -- pro forma.................  (131,019)    16,470    (64,318)   (10,903)
Basic (loss) income per share -- as reported...      (.01)       .05        .00        .02
Basic (loss) income per share -- pro forma.....      (.04)       .01       (.02)       .00

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumption: dividend yield of 0%; expected volatility of 1%; discount rate of 5.0% and expected lives of 10 years.

                        ELDORADO ARTESIAN SPRINGS, INC.

  Stock Options and Warrants

     The weighted average exercise price and remaining contractual life of the options and warrants at September 30, 2000 was 74 months. No options were exercised during the years ended March 31, 2000 and 1999. The following is a summary of options and warrants granted and forfeited:

                                                                                   WEIGHTED AVERAGE
                                                                                   EXERCISE PRICE OF
                                         WEIGHTED AVERAGE                             OPTIONS AND
                                         EXERCISE PRICE OF        CURRENTLY           WARRANTS --
                           OPTIONS AND      OPTIONS AND      EXERCISABLE OPTIONS       CURRENTLY
                            WARRANTS         WARRANTS           AND WARRANTS          EXERCISABLE
                           -----------   -----------------   -------------------   -----------------
Outstanding March 31,
  1998...................         --           $  --                    --               $  --
  Granted................    778,000           $5.42
  Forfeited..............     (5,000)          $2.75
                             -------
Outstanding March 31,
  1999...................    773,000           $5.44               391,000               $8.07
  Granted................     11,000           $4.25
  Forfeited..............     (3,500)          $3.39
                             -------
Outstanding March 31,
  2000...................    780,500           $5.43               467,200               $7.78
  Granted (unaudited)....     61,000           $3.88
  Forfeited
     (unaudited).........     (3,500)          $3.34
                             -------
Outstanding September 30,
  2000 (unaudited).......    838,000           $5.33               517,100               $6.84
                             =======

NOTE 8 -- PROFIT SHARING PLAN

     The Company has adopted a 401(k) profit sharing plan for its employees. Employees become eligible to participate in the plan once they have completed one year of service and have reached 21 years of age. Contributions by the Company and employees vest immediately. The Company matches 100% of employees' contributions up to 3% of the employees gross pay. During the years ended March 31, 2000 and 1999, the Company matched approximately $34,000 and $24,000, respectively. During the six months ended September 30, 2000 and 1999, the Company matched approximately $14,000 and $11,000, respectively. No profit sharing contributions were approved by the Board of Directors for the years ended March 31, 2000 and 1999, or during the six months ended September 30, 2000 and 1999.

             ------------------------------------------------------
             ------------------------------------------------------


    NO DEALER, SALES PERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING. YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN GIVEN OR MADE BY ELDORADO OR ANY UNDERWRITER. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SOLICITATION IS NOT PERMITTED. DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SECURITIES IS NOT AN INDICATION THAT ELDORADO'S BUSINESS HAS NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THE PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.



                               TABLE OF CONTENTS



                                             PAGE
                                             ----
Prospectus Summary.........................     3
  Eldorado Artesian Springs................     3
  This Offering............................     3
  Key Facts................................     4
  Summary of Financial Information.........     5
Risk Factors...............................     6
Forward-Looking Information and Associated
  Risks....................................     9
Additional Information.....................    10
Use of Proceeds............................    11
Determination of the Offering Price........    11
Price Range of Common Stock................    12
Dilution...................................    13
Capitalization.............................    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    15
Eldorado and its Business..................    19
Management.................................    25
Principal Stockholders.....................    28
Certain Relationships and Related
  Transactions.............................    28
Legal Proceedings..........................    28
History of Security Placements.............    29
Description of Securities..................    29
Shares Eligible for Future Sale............    33
Underwriting...............................    34
Commission Position on Indemnification for
  Securities Act Liabilities...............    36
Legal Matters..............................    36
Experts....................................    36
Index to Financial Statements..............   F-1



    DEALER PROSPECTUS DELIVERY OBLIGATION UNTIL            , 2000. ALL DEALERS
EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS AS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------


                                1,000,000 UNITS


                                [ELDORADO LOGO]

                               ELDORADO ARTESIAN

                                 SPRINGS, INC.

                             ---------------------


                                   PROSPECTUS

                             ---------------------

                               AMERICAN FRONTEER


                             FINANCIAL CORPORATION


                                        , 2000

             ------------------------------------------------------
             ------------------------------------------------------

                        ELDORADO ARTESIAN SPRINGS, INC.


                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The articles of incorporation and bylaws of Eldorado provide that Eldorado shall indemnify to the fullest extent permitted by Colorado law any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of Eldorado or is or was serving at the request of Eldorado in any capacity and in any other corporation, partnership, joint venture, trust or other enterprise. The Colorado Business Corporation Act (the Colorado Act) permits Eldorado to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of Eldorado or, if such officer or director was not acting in an official capacity for Eldorado, he or she reasonably believed the conduct was not opposed to the best interests of Eldorado. Indemnification is mandatory if the officer or director was wholly successful, on the merits or otherwise, in defending such proceeding. Such indemnification (other than as ordered by a court) shall be made by Eldorado only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors or of a committee of at least two disinterested directors, or by independent legal counsel or by the shareholders.

     In addition, the articles of incorporation provide for the elimination, to the extent permitted by Colorado law, of personal liability of directors to Eldorado and its shareholders for monetary damages for breach of fiduciary duty as directors. The Colorado Act provides for the elimination of personal liability of directors for damages caused by breach of fiduciary duty, except for liability based on the director's duty of loyalty to Eldorado, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring before the date such provision was added.

     Eldorado has acquired directors and officers liability insurance.

     See the second and third paragraphs of Item 28 on page II-2 below for information regarding the position of the Securities and Exchange Commission with respect to the effect of any indemnification for liabilities arising under the Securities Act.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses to be borne by Eldorado in connection with the offering described in the Registration Statement, other than underwriting Commissions and discounts.


Registration Fee.........................................   $  1,908
National Association of Securities Dealers, Inc. Fee.....     10,000
Non-Accountable Expense Allowance........................     75,000
Legal Fees and Expenses*.................................     42,000
Accounting Fees and Expenses*............................     25,000
Printing and Engraving Expenses*.........................     45,000
Blue Sky Fees and Expenses*..............................     15,000
Transfer Agent's and Registrar's Fees*...................        500
Other*...................................................        592
          Total..........................................   $215,000


---------------


*Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant sold the following unregistered securities during the past three years.

     During 1998, the following transaction occurred:

          (1) On April 22, 1998, Eldorado sold 300,000 shares of its common stock to accredited investors through Mills Financial Services, Inc. for the aggregate offering price of $825,000. Eldorado believes such transaction was private in nature and was exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the Securities
     Act) because of the exemption contained in Section 4(2) of the Securities Act and Rules 505 and 506 of Regulation D.

ITEM 27. EXHIBITS.


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
           1.1           -- Form of Underwriting Agreement between Eldorado and the
                            Representative
           1.2           -- Form of Representative's Warrant Agreement
           3.1           -- Amended and Restated Articles of Incorporation dated
                            August 31, 2000
           3.2           -- Proposed Certificate of Designation of Series A
                            Convertible Preferred Stock
           3.3           -- Amended and Restated Bylaws of Eldorado, incorporated by reference to Exhibit 3.2 filed with Amendment No. 2 to
                            Registration Statement No. 333-68553
           4.1           -- Form of certificate for units
           4.2           -- Form of Warrant Agreement with form of Certificate for
                            Class A Warrant attached
           5.1           -- Opinion of Chrisman, Bynum & Johnson, P.C.
          10.1           -- Eldorado Artesian Springs, Inc. 1997 Stock Option Plan,
                            as amended July 1, 1999, incorporated by reference to
                            Exhibit 10.1 filed with Amendment No. 2 to Registration
                            Statement No. 333-68553
          10.2           -- Promissory Note with First National Bank of Boulder
                            County dated June 27, 1997, incorporated by reference to
                            Exhibit 10.2 filed with Registration Statement No.
                            333-68553
          10.3           -- Deed of Trust to secure a loan from First National Bank of Boulder County dated June 27, 1997, incorporated by
                            reference to Exhibit 10.3 filed with Registration
                            Statement No. 333-68553
          10.4           -- Water Augmentation Agreement dated December 8, 1998,
                            incorporated by reference to Exhibit 10.4 filed with
                            Amendment No. 2 to Registration Statement No. 333-68553
          10.5           -- Extension Agreement dated May 19, 1999, incorporated by reference to Exhibit 10.5 filed with Amendment No. 2 to
                            Registration Statement No. 333-68553
          10.6           -- Dividend Escrow Agreement with Bank of Cherry Creek*
          10.7           -- First Amendment to 1998 Agreement dated July 11, 2000,
                            between the Company and Farmers Reservoir and Irrigation
                            Company
          10.8           -- Contract to Buy and Sell Real Estate (Commercial) between the Company and The Park at CTC, LLC*
          23.1           -- Consent of Ehrhardt Keefe Steiner & Hottman PC
          23.2           -- Consent of Chrisman, Bynum & Johnson, P.C. (included in its opinion filed as Exhibit 5.1)
          24.1           -- Power of Attorney (included in signature page of original filing)


---------------


*To be filed by amendment.

ITEM 28. UNDERTAKINGS.

     The undersigned small business issuer will provide to the underwriter at the closing named in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     If a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned small business issuer will:

          (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer according to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, Colorado, on the 16th day of November, 2000.


                                            ELDORADO ARTESIAN SPRINGS, INC.


                                            By:     /s/ DOUGLAS A. LARSON

                                              ----------------------------------

                                                     Douglas A. Larson,


                                                  Chief Executive Officer

                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ DOUGLAS A. LARSON                  President, Chief Executive    November 16, 2000
-----------------------------------------------------    Officer, Director
                  Douglas A. Larson                      (Principal Executive
                                                         Officer)

             /s/ DOUGLAS A. LARSON, POA                Vice President and            November 16, 2000
-----------------------------------------------------    Secretary, Chairman of the
                   Kevin M. Sipple                       Board

             /s/ DOUGLAS A. LARSON, POA                Vice President and Director   November 16, 2000
-----------------------------------------------------
                  Jeremy S. Martin

               /s/ CATHLEEN M. COLLINS                 Chief Financial Officer       November 16, 2000
-----------------------------------------------------    (Principal Accounting
                 Cathleen M. Collins                     Officer)

             /s/ DOUGLAS A. LARSON, POA                Director                      November 16, 2000
-----------------------------------------------------
                  George V. Schmidt

             /s/ DOUGLAS A. LARSON, POA                Director                      November 16, 2000
-----------------------------------------------------
                  Don P. Van Winkle

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
           1.1           -- Form of Underwriting Agreement between Eldorado and the
                            Representative
           1.2           -- Form of Representative's Warrant Agreement
           3.1           -- Amended and Restated Articles of Incorporation dated
                            August 31, 2000
           3.2           -- Proposed Certificate of Designation of Series A
                            Convertible Preferred Stock
           3.3           -- Amended and Restated Bylaws of Eldorado, incorporated by reference to Exhibit 3.2 filed with Amendment No. 2 to
                            Registration Statement No. 333-68553
           4.1           -- Form of certificate for units
           4.2           -- Form of Warrant Agreement with form of Certificate for
                            Class A Warrant attached
           5.1           -- Opinion of Chrisman, Bynum & Johnson, P.C.
          10.1           -- Eldorado Artesian Springs, Inc. 1997 Stock Option Plan,
                            as amended July 1, 1999, incorporated by reference to
                            Exhibit 10.1 filed with Amendment No. 2 to Registration
                            Statement No. 333-68553
          10.2           -- Promissory Note with First National Bank of Boulder
                            County dated June 27, 1997, incorporated by reference to
                            Exhibit 10.2 filed with Registration Statement No.
                            333-68553
          10.3           -- Deed of Trust to secure a loan from First National Bank of Boulder County dated June 27, 1997, incorporated by
                            reference to Exhibit 10.3 filed with Registration
                            Statement No. 333-68553
          10.4           -- Water Augmentation Agreement dated December 8, 1998,
                            incorporated by reference to Exhibit 10.4 filed with
                            Amendment No. 2 to Registration Statement No. 333-68553
          10.5           -- Extension Agreement dated May 19, 1999, incorporated by reference to Exhibit 10.5 filed with Amendment No. 2 to
                            Registration Statement No. 333-68553
          10.6           -- Dividend Escrow Agreement with Bank of Cherry Creek*
          10.7           -- First Amendment to 1998 Agreement dated July 11, 2000,
                            between the Company and Farmers Reservoir and Irrigation
                            Company
          10.8           -- Contract to Buy and Sell Real Estate (Commercial) between the Company and The Park at CTC, LLC*
          23.1           -- Consent of Ehrhardt Keefe Steiner & Hottman PC
          23.2           -- Consent of Chrisman, Bynum & Johnson, P.C. (included in its opinion filed as Exhibit 5.1)
          24.1           -- Power of Attorney (included in signature page of original filing)

---------------

* To be filed by amendment.